                                                Pursuant to Rule 424(b)(2)
                                                Registration No. 333-67137
                                                Prospectus Supplement
                                    (to Prospectus dated December 2, 1998)

                                  $200,000,000
                               THE ROUSE COMPANY
                               8% Notes due 2009

                                   ----------

  We are offering $200,000,000 principal amount of our 8% Notes due 2009.

  The Notes will mature on April 30, 2009. We will pay interest on the Notes on each April 30 and October 30, beginning on October 30, 1999.

  We may redeem some or all of the Notes at any time for a Make-Whole Price, which is described under "Description of Notes--Optional Redemption."

  This prospectus supplement and the accompanying prospectus contain additional information about the terms and conditions of the Notes, including covenants and events of default.

  The Notes will not be listed on any securities exchange or included in any quotation system.

  The Notes will be offered on a firm commitment basis.
                                   ----------

  See "Risk Factors," beginning on page S-5, for a discussion of certain important matters which you should consider.
                                   ----------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
                                   ----------

                                                          Per Note    Total
                                                          -------- ------------
Public Offering Price....................................  99.934% $199,868,000
Underwriting Discounts and Commissions...................    .650% $  1,300,000
Proceeds to Us (before expenses).........................  99.284% $198,568,000

                                   ----------

  We expect that delivery of the Notes will be made on or about May 4, 1999 through the facilities of The Depository Trust Company.
                                   ----------

                          Joint Book-Running Managers

BT Alex. Brown                                               Merrill Lynch & Co.

   Banc One Capital Markets, Inc.

                               J.P. Morgan & Co.

                                                      Deutsche Bank Securities

                                   ----------

           The date of this Prospectus Supplement is April 28, 1999.

                               TABLE OF CONTENTS

                             Prospectus Supplement

Prospectus Supplement Summary..............................................  S-3
Risk Factors...............................................................  S-5
The Rouse Company.......................................................... S-11
Use of Proceeds............................................................ S-21
Capitalization............................................................. S-22
Selected Financial Data.................................................... S-24
Description of Notes....................................................... S-26
Underwriting............................................................... S-36
Legal Matters.............................................................. S-37
Experts.................................................................... S-38
                                   Prospectus
Additional Information.....................................................    2
Forward-Looking Statements.................................................    3
The Rouse Company..........................................................    3
Use of Proceeds............................................................    3
Ratio of Earnings to Fixed Charges.........................................    4
Description of Common Stock................................................    5
Description of Preferred Stock.............................................    8
Description of Debt Securities.............................................   23
Selling Securityholder.....................................................   36
Plan of Distribution.......................................................   37
Experts....................................................................   40
Legal Matters..............................................................   40

                         PROSPECTUS SUPPLEMENT SUMMARY

   The following is a summary of the principal terms and conditions of the Notes, but does not contain all of the information about the offering. You should read the "Description of Notes" section of this prospectus supplement and the "Description of Debt Securities" section of the accompanying prospectus for a more detailed description of the Notes.

Securities Offered.....................  $200,000,000 in principal amount of 8% Notes due
                                         2009.

Maturity Date..........................  April 30, 2009.

Interest Payment Dates.................  April 30 and October 30 of each year, beginning on October 30, 1999.

Sinking Fund...........................  None.

Optional Redemption....................  We may redeem some or all of the Notes at any time for a Make-Whole Price. See "Description of
                                         Notes--Optional Redemption."

Ranking................................  The Notes are our unsecured obligations and have the same priority as all of our other unsecured
                                         and unsubordinated indebtedness. However, the
                                         Notes are, in effect, subordinate to the secured
                                         and unsecured indebtedness of our subsidiaries.
                                         See "Description of Notes--General."

Covenants..............................  The Notes and the Indenture governing the Notes contain covenants limiting:

                                         .  our ability and that of our subsidiaries to
                                            incur debt;

                                         .  our ability and that of some of our
                                            subsidiaries to enter into sale/leaseback
                                            transactions; and

                                         .  our ability to consolidate or merge with, or
                                            to sell, convey or lease all or substantially
                                            all of our assets to, any other entity.

                                         These covenants are, however, subject to
                                         exceptions. See "Description of Notes--Covenants"
                                         in this prospectus supplement and "Description of
                                         Debt Securities--Certain Covenants" and "--
                                         Consolidation, Merger, Sale, Conveyance and
                                         Lease" in the accompanying prospectus.


Further Issuance.......................  We reserve the right to issue additional Notes without your consent.
Denomination and Registration            The Notes will be represented by one or more
 of Notes..............................  global securities, without coupons, which will be deposited with or on behalf of a custodian for
                                         The Depository Trust Company ("DTC"). DTC will
                                         keep records of the owners of beneficial
                                         interests in the global securities. Except under
                                         limited circumstances, we will not issue
                                         certificates evidencing Notes to any person other
                                         than DTC. See "Description of Notes--Global
                                         Securities" and "--Book-Entry System" in this
                                         prospectus supplement and "Description of Debt
                                         Securities--Global Securities" in the
                                         accompanying prospectus.
Use of Proceeds........................  We will use the net proceeds from the sale of the
                                         Notes:

                                         .  to prepay approximately $128.5 million
                                            aggregate principal amount of our 5.75%
                                            Convertible Subordinated Debentures due 2002;
                                         .  to repay approximately $25.7 million aggregate
                                            principal amount of our recourse indebtedness;
                                            and
                                         .  for general corporate purposes.

                                         See "Use of Proceeds."

                                  RISK FACTORS

   You should carefully review the information included and incorporated by reference in this prospectus supplement and the accompanying prospectus and should, in particular, consider the following matters:

Our real property portfolio is affected by economic conditions, local real estate considerations and other factors

   The revenues and cash flow generated by, and value of, our properties may be adversely affected by the general economic conditions and local economic and real estate conditions, including:

  . the perceptions of prospective tenants or purchasers of the attractiveness of a particular property;

  . the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise; and

  .  increased operating costs.

Other factors, including changes in tax laws, interest rate levels and the availability of financing, may also negatively affect such revenues, cash flows and values.

   Our tenant leases in retail centers generally provide for rental payments based upon tenant sales in excess of specified levels. Accordingly, decreases in consumer spending because of recessionary economic conditions, tight consumer credit policies or other factors could adversely affect our results of operations and cash flow.

   The ongoing development of the Internet as a means to sell and distribute consumer goods and services could also adversely affect tenant sales and, consequently, our rental income and, over the long term, the ability of some of our tenants to meet their rental payment obligations to us.

Our development projects are dependent on financing and governmental approvals and vulnerable to unforeseen costs, delays and uncertain revenue streams

   Our new project developments are dependent on:

  .  the availability of financing; and

  . the receipt of zoning, occupancy and other required governmental permits and authorizations.

   These projects may be vulnerable to:

  .  construction delays or cost overruns that may increase project costs;

  . the failure to achieve anticipated occupancy or sales levels or sustain anticipated lease or sales levels; and

  . decisions not to proceed with projects, which will result in the write-off of any pre-development costs.

Our properties are geographically concentrated and thus are sensitive to local economic and real estate conditions

   Many of our properties are geographically concentrated. As a result, our results of operations from our office/industrial buildings and land sales depend on local economic and real estate conditions, including the availability of comparable, competing buildings and land. Most of our office/industrial buildings are located in the Baltimore-Washington region, including Columbia, Maryland, and in the Las Vegas, Nevada metropolitan area. Our land sales relate primarily to land in and around Columbia, Maryland, and Las Vegas, Nevada. These sales are affected by economic developments in the Baltimore-Washington region and the Las Vegas, Nevada metropolitan area, and by local real estate conditions and factors such as applicable zoning laws and the availability of financing for residential development.

We are dependent upon rental income from our retail centers and office/industrial buildings

   Our results of operations and cash flow are based principally upon rental income from tenants in our retail centers and office/industrial buildings. We would be adversely affected if a significant number of our tenants were unable to meet their obligations or if we were unable to lease a significant amount of space in our properties on economically favorable lease terms. When a tenant defaults, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. In addition, the bankruptcy or insolvency or departure of a major tenant at a property may have an adverse effect on that property and could, among other things, make the property less attractive to consumers or prospective tenants.

Our properties are uninsured against certain catastrophic losses

   We carry liability, fire, flood, extended coverage and rental loss insurance on our properties with insured limits and policy specifications that we believe are customary for similar properties. However, certain losses of a catastrophic nature, such as wars, earthquakes or other acts of God, may be either uninsurable or, in our judgment, not insurable on a financially reasonable basis. If a major uninsured loss occurs, we could lose both our invested capital in and anticipated profits from the affected property.

We are subject to extensive environmental regulation

   We, as an owner, operator and manager of real property, are subject to extensive regulation under federal, state and local environmental laws. These laws are subject to change from time to time and could impose higher costs or liabilities on us.

   Under various environmental laws, a current or previous owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances on, under, in or migrating from that property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to remediate hazardous or toxic substances when present, may impair the owner's ability to sell or rent the real property or to borrow using that property as collateral.

   Other environmental laws require abatement or removal of asbestos-containing materials when demolishing, renovating or remodeling, impose worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air.

   Environmental laws also strictly regulate underground storage tanks to prevent leakage or other releases of hazardous substances into the environment. We could be held liable for costs associated with the release of regulated substances or related claims because of our ownership, operation and/or management of properties containing underground storage tanks. In addition to remediation actions brought by governmental agencies, the presence of hazardous substances on a property could result in personal injury or similar claims by private plaintiffs. These claims could result in costs or liabilities which could exceed the value of that property.

   We generally conduct environmental reviews of properties that we acquire and develop. However, these reviews may fail to identify all environmental or similar problems prior to acquisition.

   We are not aware of any environmental condition, or notification by any private party or governmental authority of any non-compliance, liability or other claim related to any environmental condition at any of our properties that would require material expenditures by us. However, we could become subject to such expenditures, claims or liabilities in the future.

We are subject to competition from other participants in the real estate industry

   We face considerable competition from other developers, managers and owners of real estate in pursuing leasing and management revenues, land for development, properties for acquisition and disposition, and tenants for properties. We may not be successful in responding to or addressing competitive conditions.

Our Nevada properties are vulnerable to special local economic and environmental conditions

   Our non-REIT subsidiaries own significant properties in Nevada, including the following: approximately 3.8 million rentable square feet of office and industrial space primarily around Las Vegas; The Fashion Show, an 840,000 square foot regional shopping center located on the "Strip" in Las Vegas; two Tournament Players Club golf clubs in Summerlin, Nevada; and approximately 8,700 saleable acres of development and investment land located in Summerlin.

   The Las Vegas metropolitan area is a desert environment where the ability to develop real estate is largely dependent on the continued availability of water. The Las Vegas metropolitan area has a limited supply of water to service future development and it may not be successful in obtaining new sources of water. The Southern Nevada Water Authority has, however, adopted a new water resource management policy utilizing unused allocations from other states and surplus available from the Colorado River. The water available under this policy is expected to be satisfactory for currently projected development in the Las Vegas metropolitan area through 2030. In addition, the Las Vegas Valley Water District of the Southern Nevada Water Authority has commenced construction of a $2 billion water treatment and transmission system to accommodate additional growth, including in the Las Vegas metropolitan area. If these new sources of water prove to be inadequate, our development activities could be adversely affected.

   The Las Vegas valley is classified as a moderate carbon monoxide and a serious PM-10 nonattainment area by the U.S. Environmental Protection Agency (the "EPA"). The EPA is currently assessing whether the Las Vegas valley meets regulatory requirements with respect to levels of ozone. Air quality plans to achieve and maintain applicable EPA standards are being developed. The outcome of these efforts may adversely affect our real estate development activities in the Las Vegas valley.

   The rate of growth in the Las Vegas metropolitan area has been straining the capacity of the existing infrastructure, particularly schools, water delivery systems, transportation systems, flood control programs and sewage treatment. Federal, state and local government agencies finance the construction of infrastructure improvements through various means, including general obligation bond issues, some of which require voter approval. The failure of these agencies to obtain financing for, or to complete, infrastructure improvements could materially delay our development efforts in the area or materially increase our development costs through the imposition of impact fees and other fees and taxes, or require us to construct or fund portions of infrastructure.

   Several states (in addition to Nevada and New Jersey) have legalized casino gaming and other forms of gambling in recent years. A number of states have also negotiated compacts with Indian tribes under the U.S. Indian Gaming Regulatory Act of 1988 that permit gaming on Indian lands. These additional gaming venues create alternative destinations for gamblers and tourists who might otherwise visit Las Vegas. These gaming venues could have an adverse effect on the Las Vegas economy and on our properties in the Las Vegas area.

We are a real estate investment trust and will continue to be subject to complex current and future tax requirements

   We began operating as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986 (the "Internal Revenue Code") on January 1, 1998. However, we may in the future become owned and organized, or operate, in a manner so as to disqualify us as a REIT. In order to qualify for and maintain REIT status, we must meet organizational and operational requirements. We believe that our organization and method of operation enable us to meet the current tax law requirements for qualification as a REIT. However, qualification for REIT status requires compliance with complex limitations on the type and amount of income and assets that a REIT may receive or hold.

   In order to maintain our REIT qualification, we must make distributions to our stockholders, aggregating annually at least 95% of our REIT taxable income (which does not include net capital gains). The actual amount of our future distributions to our stockholders will be based on the cash flows from operations from properties and from any future investments and on our net taxable income. If we are required to accrue as income for tax purposes interest and rent earned but not yet received, we could have taxable income without sufficient funds to enable us to meet the distribution requirements applicable to a REIT. As a result, we may have to borrow funds or sell investments on less than favorable terms to meet distribution requirements.

   If we fail to qualify, or fail to maintain our qualification, as a REIT, we would have to pay federal income tax, including any applicable alternative minimum tax, on our taxable income at corporate rates. Distributions to our stockholders would no longer be deductible. Unless entitled to relief under statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year in which qualification was lost. This treatment would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liabilities for the year or years involved. In addition, during any period of disqualification, we would no longer be required by the Internal Revenue Code to make any distributions as a condition to REIT qualification. To the extent that distributions to stockholders would have been made in anticipation of our continuing to qualify as a REIT, we might be required to borrow funds or liquidate investments on adverse terms to pay the applicable tax. In any year in which we did not qualify as a REIT, corporate stockholders generally would be entitled to a dividends received deduction for dividends we paid.

   The President's fiscal year 2000 budget contains REIT-related proposals which, if enacted, would change the REIT qualification rules. Under the proposals, a REIT would be prohibited from owning more than 10% of the stock of any one corporate issuer, determined either by vote or by value. Currently, REITs are only prohibited from owning more than 10% of the voting power of any one corporate issuer. The proposals would allow an exception to the 10% rule for "taxable REIT subsidiaries." Taxable REIT subsidiaries would be subject to certain anti-stripping provisions limiting the deductibility of payments from the taxable REIT subsidiaries to the REIT, including a disallowance of interest payments to the REIT. These proposals, if enacted, would be effective immediately. If these new rules were enacted, they would limit the deductibility of interest payments by our taxable subsidiaries. In addition, the President proposes to expand upon the "five or fewer requirement" to prohibit any person (including any type of entity) from owning more than 50% of the stock of the REIT determined by vote or by value. The current "closely-held" restriction prohibits more than 50% of the REIT from being owned by five or fewer individuals but does not apply to entities. As proposed, this change would be effective for entities electing REIT status for taxable years beginning on or after the date of the first committee action on the proposal.

The Notes will be effectively subordinated to debt of our subsidiaries

   Rouse is a holding company that has no significant assets other than the capital stock of its subsidiaries. As a holding company, we are dependent upon dividends, loans or advances, or other intercompany transfers of funds from our subsidiaries to meet our debt service and other obligations. Generally, creditors of a subsidiary have a claim to the assets and earnings of such subsidiary superior to that of creditors of its parent company. The Notes will, therefore, be effectively subordinated to indebtedness and other obligations of our direct and indirect subsidiaries. In the event of a bankruptcy, liquidation or dissolution of a subsidiary, and following payment of its indebtedness and other liabilities, the subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. At December 31, 1998, our consolidated subsidiaries had $3.1 billion of outstanding indebtedness (excluding intercompany debt).

   We have a significant number of REIT and non-REIT subsidiaries, which have generally been organized to own, operate or manage specific properties. A significant portion of our consolidated indebtedness consists of debt incurred by such subsidiaries that is secured by mortgages on properties, but that is not guaranteed by, or otherwise recourse to, Rouse as a holding company. In addition, substantially all of our properties (other than land held for development and sale in Columbia, Maryland and Summerlin, Nevada) are mortgaged in favor of lenders to our subsidiaries. Accordingly, only a small part of our properties and other assets (other than such land held for development and sale and capital stock in subsidiaries) remains unencumbered by mortgages and other liens and security interests.

   Our subsidiaries are separate legal entities that have no obligation to pay any amounts due under the Notes or to make any funds available for that purpose, whether by dividends, loans or advances, or other intercompany transfers. The ability of our subsidiaries to pay dividends and make other payments to us may also be restricted by, among other things, applicable corporate and other laws as well as loan and other agreements to which such subsidiaries may be party.

                               THE ROUSE COMPANY

   The Rouse Company and its subsidiaries, affiliates and non-REIT subsidiaries are referred to in this prospectus supplement collectively as "we," "us," "Rouse" or "the Company" (unless the reference is specifically to The Rouse Company (parent company only) or the context otherwise requires). The Rouse Company Incentive Compensation Statutory Trust owns 91% of the voting stock of, and The Rouse Company holds substantially all (at least 98%) of the financial interest in, the non-REIT subsidiaries. The Rouse Company does not own or control The Rouse Company Incentive Compensation Statutory Trust. The non-REIT subsidiaries conduct all business associated with land sales and the management of non-wholly owned properties of The Rouse Company.

   We are one of the largest publicly traded real estate companies in the United States, with a total common stock market capitalization exceeding $1.6 billion as of March 31, 1999. Our common stock is traded on the New York Stock Exchange under the symbol "RSE," and we have been publicly traded for over 40 years. We trace our origins back to 1939 as a mortgage banking firm. Since the mid-1950s, our primary business has been the development, acquisition and management of income-producing commercial real estate projects across the United States. We also continue to develop two of the most successful master-planned communities in the United States, Columbia, Maryland and Summerlin, Nevada.

   Currently, our primary strategic focus is on repositioning our retail center portfolio, focusing on quality and enhancement of our market position. Our objective is to own and manage centers that are strategically located in their markets, that are convenient, safe and attractive to consumers, and that offer the best selection of quality merchandise and services. A related goal is to attract additional department stores and destination retailers to the retail centers, thereby reinforcing our competitive market position. As a result of these strategic decisions, we have expanded and/or renovated many of our existing centers that have strong fundamentals, undertaken the development of new projects on a selective basis, acquired centers that conform to this strategy and disposed of interests in a number of properties with limited future potential.

   We began operating as a REIT on January 1, 1998. We engage in our real estate businesses through subsidiaries, affiliates and non-REIT subsidiaries.

Operating Properties

   We manage a portfolio of operating properties totaling approximately 55,000,000 square feet in more than 200 buildings, consisting of retail centers and office, mixed-use and other properties. The majority of our revenues and Funds from Operations is derived from our retail centers, particularly those in which we have a significant ownership interest. The 47 retail centers include 40 centers in which we have ownership interests ranging from 30% to 100%. For the remaining seven centers, we normally receive fees for management, leasing and development activities and an incentive participation in the growth of the centers' cash flows and values. In 1998, 57.3% of total segment revenues and 62.6% of Funds from Operations, before deducting development and corporate expenses, were derived from retail centers.

Retail Centers

   We own and manage major retail centers, including Willowbrook Mall, Woodbridge Center, Bridgewater Commons and Paramus Park in New Jersey, Park Meadows in Colorado, Faneuil Hall Marketplace in Boston, South Street Seaport in New York City and Harborplace in Baltimore. We manage 47 regional retail centers and 12 community centers totaling 43,084,000 square feet of space, including 138 department stores and 18,067,000 square feet of small store gross leasable area. Comparable merchant sales per square foot for our centers was $371 in 1998 as compared with $341 in 1997. The 47 regional retail centers include 41 regional malls (15,867,000 square feet of mall space) that are strategically located in the suburbs of major metropolitan areas, typically are anchored by three or more department stores, and offer the consumer a broad selection of goods and services and six specialty retail centers (1,140,000 square feet) that are in the downtowns of major cities and do not incorporate department stores. Since the department stores generally own their own space, substantially all of our retail revenues are generated by our small store mall space, which typically has among the highest occupancy levels in the industry (95.2% at December 31, 1998). The twelve community centers total 1,128,000 square feet and are located in Columbia, Maryland (ten centers) and Summerlin, Nevada (two centers).

Office, Mixed-Use and Other Properties

   We own or manage more than 100 office, mixed-use and other buildings totaling approximately 12,541,000 square feet (11,760,000 square feet of office/industrial space and 781,000 square feet of retail and cinema space in five mixed-use projects). These properties have high occupancy rates (approximately 95% at December 31, 1998) and are in strategic locations that afford us significant local concentration, which, in turn, facilitates efficient operations and in depth market knowledge. Of this total square footage, 1,891,000 square feet is located in seven office buildings which are part of five major mixed-use projects (Arizona Center in Phoenix, Westlake Center in Seattle, Pioneer Place in Portland, and The Gallery at Harborplace and The Village of Cross Keys, both in Baltimore). These five mixed-use projects include 691,000 square feet of retail space (631,000 square feet of mall store space) and 90,000 square feet of cinema space. Of the remaining 9,869,000 square feet of office/industrial space, 1,616,000 square feet is located in Columbia, Maryland in 20 buildings that are wholly owned by us or our affiliates; 731,000 square feet is located in Owings Mills, Maryland in four buildings that are jointly owned; 501,000 square feet is located at or near retail centers; 3,772,000 square feet is located in Las Vegas and its submarkets in the wholly owned portfolio acquired from The Howard Hughes Corporation in 1996; and 3,249,000 square feet is located elsewhere in the Baltimore-Washington area.

Land Sales

   Through our non-REIT subsidiaries, we develop and sell land in and around Columbia, Maryland and Summerlin, Nevada.

   Columbia is a master-planned town launched by us in 1962. Columbia now has a population of approximately 87,000 (100,000 estimated at full completion) and is home to businesses which employ approximately 60,000 people. We have approximately 1,600 acres of net saleable land remaining for residential, commercial and industrial uses. Our subsidiaries develop and own certain projects in Columbia, primarily retail centers and office buildings.

   We are also developing and selling land in and around Las Vegas, Nevada, primarily in the master-planned community of Summerlin. Acquired from The Howard Hughes Corporation in 1996, Summerlin was the best selling master-planned community in the United States in each of 1992 through 1996 and again in 1998. Summerlin currently has 8,700 net saleable acres remaining and a population of 33,000 people out of a projected 160,000 at completion. As in Columbia, we develop and own certain projects in Summerlin, primarily retail centers and office buildings.

Recent Development and Acquisition Activities

   We or our subsidiaries developed the majority of our operating properties. During 1998, we completed one new project, Oviedo Marketplace in Orlando, and the expansion of six retail centers: Perimeter Mall (Phase I) in Atlanta; Mall St. Matthew's in Louisville; White Marsh Mall and Owings Mills Mall in Baltimore; Augusta Mall in Georgia; and Echelon Mall in New Jersey. During 1998 and early 1999, we also opened five office buildings in Las Vegas, two community centers in Summerlin and one office building in Columbia.

   We are expanding several existing retail centers: Perimeter Mall (Phase II) in Atlanta; Plymouth Meeting and Exton Square in the western suburbs of Philadelphia; Paramus Park in Paramus, New Jersey; Moorestown Mall in Moorestown, New Jersey; and The Mall in Columbia in Columbia, Maryland. We are also expanding the retail space in the mixed-use project, Pioneer Place in Portland, Oregon. Five office buildings are under development in Las Vegas. In addition, we regularly evaluate additional new retail center and office developments, expansions and potential acquisitions.

   During 1998, we completed the acquisition of five premier regional shopping centers. Two of the centers, Park Meadows in Denver and Fashion Place in Salt Lake City, are located in rapidly growing metropolitan areas. In addition, Bridgewater Commons in central New Jersey and Towson Town Center in Baltimore are in densely populated areas in which we already have a significant presence. This acquisition also included a 25% interest in The Fashion Show, a premier retail center in Las Vegas. We already owned the other 75% of The Fashion Show, which we had acquired from The Howard Hughes Corporation in 1996. In early 1999, we established a joint venture with a venture consisting of J.P. Morgan Strategic Property Fund and the New York State Teachers' Retirement System. The venture invested $604 million, consisting of $271 million of cash and the assumption of $333 million of related financing, to acquire a 65% interest in four of the centers (excluding The Fashion Show), and we retained a 35% managing interest.

   We also purchased our partner's 95% interest in Rouse-Teachers Properties, Inc. in late 1998. The 67 office and industrial buildings (three of which were subsequently disposed of) and 107 acres of land that were owned by this former joint venture are primarily located in the Baltimore-Washington corridor and have been managed by us for the past 10 years.

   Other transactions completed in 1998 included our acquisition of our partner's 50% interest in Governor's Square in Tallahassee, Florida and the disposition of ten retail centers, two hotels and two industrial buildings that did not fit our long-term growth profile.

Properties

   The following table sets forth information with respect to our real estate portfolio, consisting of (1) consolidated regional retail centers and community centers in operation, (2) nonconsolidated/ managed regional retail centers in operation, (3) properties held for sale, (4) consolidated mixed-use retail and office space in operation, (5) consolidated office and other properties in operation, (6) regional retail centers under construction and (7) office, mixed-use and other properties under construction. The department stores that anchor the retail centers generally own their own space and, accordingly, contribute only minimal revenues and cash flows to us. Our consolidated centers include properties wholly owned by our subsidiaries, properties in which we have joint interest and control and properties owned by our non-REIT subsidiaries in which we hold substantially all (at least 98%) of the financial interest, but do not own a majority voting interest.

Retail Centers in Operation

                                                                Retail Square Footage
                         Date of                                ---------------------
                        Opening or       Department Stores/        Total      Mall
Consolidated Centers   Acquisition         Anchor Tenants         Center      Only
--------------------  -------------- -------------------------- ---------------------
Augusta Mall,          August 1978   Rich's; Macy's; JCPenney;    1,081,000   332,000
 Augusta, GA                         Sears; Dillard's
 (a)

Bayside                 April 1987               --                 223,000   223,000
 Marketplace,
 Miami, FL (b)

Beachwood              August 1978   Saks Fifth Avenue;             912,000   348,000
 Place,                              Dillard's; Nordstrom
 Cleveland, OH
 (a)

Bridgwater            December 1998  Lord & Taylor; Macy's;         875,000   372,000
 Commons,                            Stern's
 Bridgwater,
 NJ (f)

Cherry Hill,           October 1961  Strawbridge's; Macy's;       1,292,000   543,000
 Cherry Hill,                        JCPenney
 NJ (a)

The Mall in            August 1971   Hecht's; JCPenney; Sears;    1,235,000   423,000
 Columbia,                           Lord & Taylor
 Columbia, MD
 (e)

Echelon Mall,         September 1970 Strawbridge's; JCPenney;     1,140,000   429,000
 Voorhees, NJ                        Boscov's; Sears
 (a)

Exton Square,           March 1973   Strawbridge's                  434,000   253,000
 Exton, PA (a)

Faneuil Hall           August 1976               --                 215,000   215,000
 Marketplace,
 Boston, MA
 (a)

Fashion Place          October 1998  Dillard's; Nordstrom;          966,000   400,000
 Mall,                               Sears
 Salt Lake
 City, UT (f)

The Fashion             June 1996    Neiman-Marcus; Saks Fifth      840,000   308,000
 Show,                               Avenue; Macy's; Dillard's;
 Las Vegas, NV                       Robinsons-May
 (a)

Franklin Park,          July 1971    Marshall Field's;            1,099,000   313,000
 Toledo, OH                          JCPenney; Jacobson's; Lion
 (b)                                 (Dillard's)

The Gallery at         August 1977   Strawbridge's; JCPenney;     1,179,000   363,000
 Market East,                        KMart
 Philadelphia,
 PA (a)(c)

                                                     (See notes at end of table)

                                                                     Retail Square
                                                                        Footage
                            Date of                                -----------------
 Consolidated Centers      Opening or       Department Stores/       Total    Mall
      (continued)         Acquisition         Anchor Tenants        Center    Only
 --------------------    -------------- -------------------------- --------- -------

Governor's Square,        August 1979   Burdines; Dillard's;       1,044,000 340,000
 Tallahassee, FL (a)                    Sears; JCPenney

The Grand Avenue,         August 1982   The Boston Store             492,000 242,000
 Milwaukee, WI (a)

Harborplace,               July 1980                --               136,000 136,000
 Baltimore, MD (a)

Highland Mall,            August 1971   Dillard's; Foley's;        1,085,000 367,000
 Austin, TX (b)                         JCPenney

Hulen Mall,               August 1977   Foley's; Ward's; Dillard's   938,000 327,000
 Ft. Worth, TX (a)

The Jacksonville           June 1987                --               128,000 128,000
 Landing, Jacksonville,
 FL (a)

Mall St. Matthews,         March 1962   Dillard's; JCPenney;       1,102,000 363,000
 Louisville, KY (a)                     Bacon; Lord & Taylor

Midtown Square,           October 1959  Burlington Coat Factory      235,000 190,000
 Charlotte, NC (a)

Mondawmin Mall (a)/      January 1978;              --               496,000 496,000
 Metro Plaza (b),        December 1982
 Baltimore, MD

Moorestown Mall,         December 1997  Strawbridge's; Boscov's;     823,000 264,000
 Moorestown, NJ (a)                     Sears

North Star,              September 1960 Dillard's; Foley's; Saks   1,251,000 462,000
 San Antonio, TX (b)                    Fifth Avenue; Macy's;
                                        Mervyn's California

Oakwood Center,           October 1982  Sears; Dillard's; Mervyn's   991,000 362,000
 Gretna, LA (a)                         California; JCPenney

Oviedo Marketplace,        March 1998   Dillard's; Parisian; Royal   820,000 340,000
 Orlando, FL (a)                        Cinema

Owings Mills,              July 1986    Macy's; Hecht's; JCPenney; 1,165,000 352,000
 Baltimore, MD (a)                      Lord & Taylor; Sears;
                                        General Cinema 17

Paramus Park,              March 1974   Macy's; Sears                761,000 314,000
 Paramus, NJ (a)

Park Meadows,              July 1998    Dillard's, Foley's;        1,640,000 594,000
 Denver, CO (f)                         Joslins (Lord & Taylor);
                                        Nordstrom; JCPenney

                                                     (See notes at end of table)

                                                                     Retail Square Footage
                              Date of                                ---------------------
  Consolidated Centers       Opening or       Department Stores/       Total       Mall
      (continued)           Acquisition         Anchor Tenants        Center       Only
  --------------------     -------------- -------------------------- ---------- ----------

Perimeter Mall,             August 1971   Rich's; JCPenney; Macy's;   1,424,000    444,000
 Atlanta, GA (b)                          Nordstrom

Plymouth Meeting,          February 1966  Strawbridge's; Boscov's;      944,000    390,000
 Plymouth Meeting, PA (a)                 IKEA; General Cinema 12

Riverwalk,                  August 1986               --                179,000    179,000
 New Orleans, LA (a)

Santa Monica Place,         October 1980  Macy's; Robinsons-May         570,000    287,000
 Santa Monica, CA (a)

South Street Seaport,        July 1983                --                259,000    259,000
 New York, NY (a)

Tampa Bay Center,           August 1976   Burdines; Sears; Ward's       895,000    325,000
 Tampa, FL (b)

Towson Town Center,         October 1998  Hecht's; Nordstrom;           997,000    538,000
 Baltimore, MD (f)                        Nordstrom Rack

White Marsh,                August 1981   Macy's; JCPenney; Hecht's;  1,148,000    359,000
 Baltimore, MD (b)                        Sears; IKEA; Lord & Taylor

Willowbrook,               September 1969 Lord & Taylor; Macy's;      1,530,000    502,000
 Wayne, NJ (b)                            Sears; Stern's

Woodbridge Center,           March 1971   Lord & Taylor; Sears;       1,546,000    560,000
 Woodbridge, NJ (a)                       Stern's; Fortunoff;
                                          JCPenney

Community Centers in             --                   --                890,000    890,000
 Columbia, Columbia, MD
 (12)(e)

Community Centers in             --                   --                238,000    238,000
 Summerlin, Summerlin,                                               ---------- ----------
 NV(2)(b)

                                          Total Consolidated Retail
                                          Centers in Operation*      35,218,000 14,770,000
                                                                     ---------- ----------

                                                     (See notes at end of table)

                           Date of                                 Retail Square Footage
   Nonconsolidated/       Opening or       Department Stores/     -----------------------
   Managed Centers       Acquisition        Anchor Tenants        Total Center Mall Only
   ----------------     -------------- -------------------------- ------------ ----------
Burlington Center,       August 1982   Strawbridge's; Sears;          666,000     242,000
 Burlington Township,                  JCPenney
 NJ (d)

Collin Creek,           September 1995 Dillard's; Foley's;          1,123,000     333,000
 Plano, TX (d)                         JCPenney; Sears; Mervyn's
                                       California

Randhurst,                July 1981    Carson, Pirie, Scott;        1,304,000     581,000
 Mt. Prospect, IL (d)                  JCPenney; Ward's; Kohl's

Ridgedale Center,        January 1989  Dayton's; JCPenney; Sears;   1,027,000     334,000
 Minneapolis, MN (d)                   Dayton's Men & Home

Sherway Gardens,        December 1978  Eaton's; The Bay; Holt         972,000     444,000
 Toronto, ONT (c)                      Renfrew; Sporting Life

Southland Center,        January 1989  Hudson's; Mervyn's             903,000     320,000
 Taylor, MI (d)                        California; JCPenney

Staten Island Mall,     November 1980  Sears; Macy's; JCPenney      1,229,000     622,000
 Staten Island, NY (d)

Town & Country Center   February 1988  Sears; Marshalls               642,000     421,000
 Miami, FL (c)                                                     ----------  ----------

                                       Total Nonconsolidated/
                                       Managed Centers in
                                       Operation                    7,866,000   3,297,000
                                                                   ----------  ----------

                                       Total Retail Centers
                                       in Operation*               43,084,000  18,067,000
                                                                   ==========  ==========

                                                     (See notes at end of table)

Properties Held for Sale

                  Date of                               Retail Square Footage
Retail Centers   Opening or      Department Stores/     ----------------------
Held for Sale   Acquisition        Anchor Tenants       Total Center Mall Only
--------------  ------------ -------------------------- ------------ ---------
Valley Fair      July 1998   Macy's (2); Nordstrom       1,138,000    469,000
 Mall,
 San Jose, CA
 (b)

Westdale Mall   October 1998 JCPenney; Von Maur;           912,000    383,000
 Cedar Rapids,               Younkers; Ward's            ---------    -------
 IA (d)

                             Total Retail Centers Held
                             for Sale                    2,050,000    852,000
                                                         ---------    -------


Office/Mixed-
     Use         Date of                               Retail Square Footage
 Properties     Opening or      Department Stores/     ----------------------
Held for Sale  Acquisition       Anchor Tenants        Total Center Mall Only
-------------  ------------ -------------------------- ------------ ---------
Lucky's         June 1996               --                142,000    142,000
 Center,                                                ---------    -------
 Los
 Angeles, CA
 (a)

                            Total Properties Held for
                            Sale                        2,192,000    994,000
                                                        =========    =======

Office, Mixed-Use and Other Properties in Operation

 Consolidated Mixed-Use Properties            Location           Square Footage
-------------------------------------   --------------------     --------------
Arizona Center (a)                          Phoenix, AZ
 The Shops at Arizona Center                                         151,000
 Garden office pavillion                                              33,000
 One Arizona Center office tower                                     330,000
 Two Arizona Center office tower                                     449,000
 AMC cinemas                                                          90,000
The Gallery at Harborplace (a)             Baltimore, MD
 The Gallery                                                         141,000
 Office tower                                                        265,000
 Renaissance Hotel                                                 622 rooms
Pioneer Place (a)                           Portland, OR
 Saks Fifth Avenue                                                    60,000
 Retail pavillion                                                    147,000
 Office tower                                                        283,000
Village of Cross Keys (a)                  Baltimore, MD
 Village Shops                                                        74,000
 Village Square Offices                                               79,000
 Quadrangle Offices                                                  110,000
Westlake Center (a)                         Seattle, WA
 Retail pavillion                                                    118,000
 Office tower                                                        342,000
                                                                   ---------
                                         Total Consolidated
                                        Mixed-Use Properties       2,672,000
                                                                   ---------

                                                     (See notes at end of table)

Consolidated Office and Other Properties              Location             Square Footage
----------------------------------------  -------------------------------- --------------
Columbia Office (11 buildings) (a)                  Columbia, MD
 (e)                                                                            993,000

Columbia Industrial (9 buildings)                   Columbia, MD
 (e)                                                                            623,000

Hughes Center (13 buildings) (a)                   Las Vegas, NV              1,005,000

Hughes Airport Center (31 buildings)               Las Vegas, NV
 (a)                                                                          1,575,000

Hughes Cheyenne Center                             Las Vegas, NV                377,000
 (3 buildings) (a)

Summerlin Commercial                               Summerlin, NV                815,000
 (13 buildings) (a)

Inglewood Business Center                    Prince George's County, MD         538,000
 (7 buildings) (a)

Owings Mills Town Center                        Baltimore County, MD            731,000
 (4 buildings) (b)

Hunt Valley Business Center                     Baltimore County, MD          1,834,000
 (24 buildings) (a)

Rutherford Business Center                      Baltimore County, MD            877,000
 (24 buildings) (a)

Other Office Projects (5 buildings)                   Various
 (a)                                                                            501,000
                                                                             ----------
                                          Total Consolidated Office
                                          and Other Properties                9,869,000
                                                                             ----------

                                          Total Consolidated Office,
                                          Mixed-Use and Other Properties**   12,541,000
                                                                             ==========


Projects under Construction

                                                                        Retail Square Footage
                                                                        ---------------------
                                                                           Total      Mall
  Retail Centers under Construction    Department Stores/Anchor Tenants   Center      Only
-------------------------------------- -------------------------------- ----------- ---------
The Mall in Columbia Expansion,         Nordstrom                           270,000   110,000
 Columbia, MD

Plymouth Meeting Expansion, Plymouth                  --                     48,000    48,000
 Meeting, PA

Exton Square Expansion, Exton, PA       Sears; Boscov's; JCPenney           569,000   120,000

Paramus Park Expansion, Paramus Park,                 --                     95,000    95,000
 NJ

Moorestown Mall Expansion,              Lord & Taylor; Strawbridge's        321,000    --
 Moorestown, NJ                                                         ----------- ---------

                                        Total Retail Centers under        1,303,000   373,000
                                        Construction                    =========== =========

                                                     (See notes at end of table)

 Office, Mixed-Use and Other Properties
          under Construction                             Type of Space                 Square Feet
 --------------------------------------   -------------------------------------------- -----------
 Pioneer Place Expansion, Portland, OR    Saks Fifth Avenue; Sundance Cinema             150,000

 Hughes Center (1 building), Las Vegas,   Office                                         171,000
  NV

 Hughes Airport Center (3 buildings),     Industrial                                     168,000
  Las Vegas, NV

 Summerlin Commercial (1 building),       Office                                          71,000
  Summerlin, NV                                                                          -------

                                          Total Office, Mixed-Use and Other Properties
                                          under Construction                             560,000
                                                                                         =======

--------
Notes:

(a) Properties are wholly owned by our subsidiaries.

(b) Properties are owned by joint ventures or partnerships and are managed by our affiliates for a fee. Our ownership interests, through our subsidiaries, are at least 50% (except for North Star and Willowbrook, in which we have 37.5% interests).

(c) Properties are managed by our affiliates for a fee plus a share of cash flow.

(d) Properties are owned by our partnerships or subsidiaries (Burlington Center, Randhurst and Staten Island Mall) and are managed by our affiliates for a fee plus a share of cash flow and a share of proceeds from sales or refinancings. Our ownership interests in the partnerships are less than 20%, except for Collin Creek in which we have a 30% interest.

(e) Properties are owned and managed by our affiliates in which we hold substantially all (at least 98%) of the financial interest, but do not own a majority voting interest.

(f) Properties were wholly owned by our subsidiaries as of December 31, 1998 and contributed to a joint venture in February 1999. We retain a 35% interest in the joint venture and, accordingly, will account for these properties in the future using the equity method. See "--Recent Development and Acquisition Activities."

* Excludes 691,000 square feet of retail space in five mixed-use properties listed under "Consolidated Mixed-Use Properties."

** Includes 691,000 square feet of retail space in mixed-use properties.

                                USE OF PROCEEDS

   The net proceeds from the sale of the Notes (estimated to be approximately $198.5 million after underwriting discounts and commissions and payment of transaction expenses) will be used: (1) to prepay approximately $128.5 million aggregate principal amount of our 5.75% Convertible Subordinated Debentures due 2002 (the "Convertible Debentures"); (2) to repay approximately $25.7 million aggregate principal amount of our recourse indebtedness; and (3) for general corporate purposes.

   The Convertible Debentures bear interest at an annual rate of 5.75% and mature on July 23, 2002. The Convertible Debentures are convertible, at the option of the holders, into Rouse common stock at a rate of one share of Rouse common stock for each $28.625 principal amount of debentures, subject to adjustment in certain circumstances. On April 28, 1999, the last reported sale price of Rouse common stock on the New York Stock Exchange was $23.9375 per share.

   The recourse indebtedness to be repaid bears interest at 9.85% and matures in June 1999.

   Pending application as set forth above, the net proceeds from the sale of the Notes will be used to reduce amounts outstanding under our $450 million revolving credit facility. As of April 28, 1999, borrowings under this revolving credit facility bore interest at a weighted average rate of 5.90%.

                                 CAPITALIZATION

   The following table sets forth the consolidated short-term debt and capitalization of Rouse ("Parent Company") and its subsidiaries at December 31, 1998 and as adjusted to give effect to the sale of the Notes offered hereby and application of the net proceeds therefrom. See "Use of Proceeds."

                                                          December 31, 1998
                                                        -----------------------
                                                          Actual    As Adjusted
                                                        ----------  -----------
                                                            (in thousands)
Short-term debt(1)..................................... $  497,565  $  471,865
                                                        ==========  ==========
Long-term debt:
 Parent Company debt and debt carrying a Parent Company
  guarantee of repayment:
  Property debt........................................ $  160,628  $  160,628
  5.75% Convertible Subordinated Debentures due
   2002(2).............................................    128,515         --
  Other debt...........................................    509,500     465,215
  Notes offered hereby.................................        --      200,000
                                                        ----------  ----------
                                                           798,643     825,843
 Property debt not carrying a Parent Company guarantee
  of repayment.........................................  2,763,712   2,763,712
 Long-term portion of capital lease obligations........      8,539       8,539
                                                        ----------  ----------
  Total long-term debt................................. $3,570,894  $3,598,094
                                                        ==========  ==========
Total debt(3).......................................... $4,068,459  $4,069,959
                                                        ==========  ==========
Parent Company-obligated mandatorily redeemable
 preferred securities of a Trust holding solely Parent
 Company subordinated debt securities.................. $  136,965  $  136,965
                                                        ==========  ==========
Shareholders' equity:
 Preferred stock, par value $.01 per share; 50,000,000
  shares authorized; 4,050,000 shares of Series B
  Convertible Preferred stock, par value $.01 per
  share, issued and outstanding........................ $       41  $       41
 Common stock, par value $.01 per share; 250,000,000
  shares authorized; 72,225,223 shares issued and
  outstanding..........................................        723         723
 Additional paid-in capital............................    836,508     836,508
 Accumulated deficit...................................   (206,520)   (206,520)
 Accumulated other comprehensive income................     (1,826)     (1,826)
                                                        ----------  ----------
  Net shareholders' equity............................. $  628,926  $  628,926
                                                        ==========  ==========
Total capitalization(4)................................ $4,336,785  $4,363,985
                                                        ==========  ==========

--------
(1) Short-term debt consists of the current portion of both long-term debt and capital lease obligations.

(2) None of the Convertible Debentures has been converted into Rouse common stock. The table assumes that such Convertible Debentures will not be converted into common stock.

(3) Total debt consists of short-term debt and long-term debt.

(4) Total capitalization consists of long-term debt, Parent Company-obligated mandatorily redeemable preferred securities of a trust holding solely Parent Company subordinated debt securities, and net shareholders' equity (and excludes short-term debt).

   In February 1999, a venture consisting of the J.P. Morgan Strategic Property Fund and the New York State Teachers' Retirement System made an investment, consisting of $271 million of cash and the assumption of $333 million of related financing, to acquire a 65% interest in a joint venture that owns four retail centers. The cash was used to repay a portion of a bridge financing facility that was utilized to purchase the centers, thereby reducing Rouse's short-term debt by $271 million. As a result of the change in ownership of the centers, Rouse's long-term debt was reduced by a net amount of $434 million. The above table does not give effect to this February 1999 transaction.

                            SELECTED FINANCIAL DATA

   The following selected consolidated financial data of Rouse for the years ended December 31, 1998, 1997 and 1996 have been derived from, and are qualified by reference to, Rouse's consolidated financial statements and five-year comparison of selected financial data contained in its Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K"). The 1998 10-K is incorporated by reference in the accompanying prospectus. See "Additional Information" in the accompanying prospectus. The selected financial data of Rouse as of December 31, 1995 and 1994 and for the years then ended were derived from the audited consolidated financial statements of Rouse for those periods which have not been incorporated by reference in the accompanying prospectus. The following financial information should be read in conjunction with Rouse's consolidated financial statements contained in the 1998 10-K.

                                      Years ended December 31,
                         ------------------------------------------------------
                            1998       1997       1996       1995       1994
                         ----------  ---------  ---------  ---------  ---------
                          (in thousands, except ratios and per share data)
Statement of operations
 data:
 Revenues (1)........... $  692,571  $ 916,771  $ 821,036  $ 672,821  $ 671,171
 Earnings from
  continuing
  operations............    105,176    189,892     17,886      5,850      6,606
 Basic earnings (loss)
  from continuing
  operations applicable
  to common shareholders
  per share of common
  stock.................       1.36       2.70        .13       (.19)      (.14)
 Diluted earnings (loss)
  from continuing
  operations applicable
  to common shareholders
  per share of common
  stock.................       1.34       2.59        .12       (.19)      (.14)
Balance sheet data:
 Total property.........  4,473,670  2,817,134  3,139,399  2,533,554  2,504,254
 Investments in and
  advances to majority
  interest ventures.....    270,085    259,320     --         --         --
 Total assets...........  5,154,643  3,589,768  3,643,452  2,985,609  2,915,860
 Total debt and capital
  lease obligations ....  4,068,459  2,684,140  2,895,447  2,538,315  2,532,920
 Net shareholders'
  equity................    628,926    465,515    177,149     42,584     95,026
 Shareholders' equity
  per share of common
  stock (2).............       8.11       6.45       2.65        .73       1.63
Other selected data:
 Funds from Operations
  (3)...................    204,842    181,390    139,359    108,360     94,710
 Net cash provided
  (used) by:
  Operating activities..    261,183    185,516    168,126    107,001    113,775
  Investing activities.. (1,032,200)  (322,479)  (182,995)   (64,995)  (178,551)
  Financing activities..    721,611    180,297    (36,287)     3,518     40,618
 Dividends per share of
  common stock..........       1.12       1.00        .88        .80        .68
 Ratio of earnings to
  fixed
  charges (4)...........       1.20       1.25       1.16       1.04       1.06

                                                        (footnotes on next page)

--------
(1) On December 31, 1997, certain wholly owned subsidiaries, including those that conducted substantially all of Rouse's land sales and community development activities, issued 91% of their voting common stock to The Rouse Company Incentive Compensation Statutory Trust. The issuance of such common stock was made at fair value in connection with Rouse's plan to meet the qualifications for REIT status. Rouse retained the remaining voting stock of these ventures and holds shares of non-voting common and/or preferred stock which, taken together, comprised substantially all (at least 98%) of the financial interest in them. As a result of its disposition of the majority voting interest in these ventures, Rouse began accounting for its investment in these ventures using the equity method effective December 31, 1997. Rouse's revenues for 1998 exclude revenues of majority financial interest ventures of $272.9 million. If revenues of the majority financial interest ventures were included in Rouse's revenues, Rouse's revenues would have been $965.5 million in 1998.

(2) For 1998 and 1997, shareholders' equity per share of common stock assumes conversion of the Series B Convertible Preferred stock issued in 1997. For 1995 and 1994, shareholders' equity per share of common stock assumes the conversion of the Series A Convertible Preferred stock. The Series A Convertible Preferred stock was issued in 1993 and redeemed for common stock in 1996.

(3) Rouse uses a supplemental performance measure along with net earnings
    (loss) to report its results of operations. The measure is referred to as Funds from Operations ("FFO"). The National Association of Real Estate Investment Trusts defines FFO as net earnings (loss) (computed in accordance with generally accepted accounting principles), excluding cumulative effects of changes in accounting principles, extraordinary or unusual items and gains or losses from debt restructurings and sales of properties, plus depreciation and amortization, and after adjustments for minority interests and to record unconsolidated partnerships and joint ventures on the same basis. Rouse also excludes deferred income taxes from its computation of FFO. FFO is not a measure of results of operations or cash flows from operating activities as defined by generally accepted accounting principles. Additionally, FFO is not necessarily indicative of cash available to fund cash needs, including the payment of interest, and should not be considered as an alternative to cash flows as a measure of liquidity.

(4) The ratio of earnings to fixed charges is computed by dividing fixed charges into net earnings before income taxes, extraordinary items and cumulative effect of changes in accounting principles, adjusted for minority interest in earnings, undistributed earnings of less than 50% owned subsidiaries, amortization of interest costs previously capitalized and certain other items, plus fixed charges other than capitalized interest. Fixed charges include interest costs, amortization of debt issuance costs, the estimated interest component of rent expense and distributions on Parent Company-obligated mandatorily redeemable preferred securities of a trust holding solely Parent Company subordinated debt securities.

                              DESCRIPTION OF NOTES

   We have summarized below certain terms and conditions of the Notes and the Indenture. This summary is, however, not complete. The following description of the Notes supplements the description in the accompanying prospectus of the general terms and conditions of the Debt Securities. Whenever the following description of Notes is inconsistent with that general description in the prospectus, the following description replaces that description in the prospectus.

   We will issue the Notes under an Indenture, dated as of February 24, 1995, between us and The First National Bank of Chicago, as trustee (the "Trustee"). We previously filed the Indenture with the SEC. You should read the Indenture for additional information before you purchase any Notes. The Indenture is governed by the Trust Indenture Act of 1939 (the "Trust Indenture Act").

   You can find the definitions of certain terms used in this section of this prospectus supplement under "--Certain Definitions." All other capitalized terms used but not defined in this section have the meanings specified in the Indenture. As used in this section, "we," "us," the "Company" and similar terms refer to The Rouse Company and do not include our subsidiaries, unless the context otherwise requires.

General

   The Notes will be our unsecured obligations and will have the same priority as all of our other unsecured and unsubordinated indebtedness. However, the Notes are, in effect, subordinate to the secured and unsecured debt and other obligations of our subsidiaries.

   The Notes will be issued in denominations of $1,000 principal amount and integral multiples of that amount. The Notes will be payable, and may be presented for registration of transfer and exchange, without service charge, at the office or agency of the Trustee in New York, New York.

   The Notes will initially be issued in an aggregate principal amount of $200,000,000. We reserve, however, the right to issue additional Notes without your consent.

   The Notes will mature on April 30, 2009. They will bear interest at the rate per annum set forth on the front cover of this prospectus supplement. Interest on the Notes will be payable semi-annually on April 30 and October 30 of each year, beginning on October 30, 1999. We will pay interest to the persons in whose names the Notes are registered at the close of business on the April 15 and October 15 immediately preceding each interest payment date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

   There is no sinking fund for the Notes.

Optional Redemption

   The Notes will be redeemable at our option at any time and from time to time, in whole or in part, at a redemption price equal to the Make-Whole Price. Unless we default in the payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes or the portions of the Notes called for redemption. Notice of any redemption must be given by us to the Holders not less than 30 nor more than 60 days prior to the redemption date. If fewer than all the Notes are to be redeemed, the Trustee will select the particular Notes to be redeemed in principal amounts of $1,000 or integral multiples of that amount by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed only in part, a new Note or Notes in the principal amount equal to the unredeemed portion of such Note will be issued.

   We may purchase the Notes in the open market, by tender or otherwise. If we purchase any Notes, we may hold them, resell them or surrender them to the Trustee for cancellation. To the extent applicable, we will comply with the provisions of Rule 14e-1 under the Securities Exchange Act of 1934, and other securities laws and regulations in connection with any such purchase.

Global Securities

   We will issue the Notes in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "depositary"). Interests in the Global Securities will be issued only in denominations of $1,000 principal amount or integral multiples of that amount. Unless and until exchanged in whole or in part for securities in definitive form, a Global Security may not be transferred except as a whole to a nominee of the depositary for such Global Security, or by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or any such nominee to a successor depositary or a nominee of such successor depositary.

Book-Entry System

   The Notes will initially be registered in the name of Cede & Co., as nominee of the depositary. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the depositary and its participants.

   DTC has advised us and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in such Direct Participants' accounts, eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

   We will make payments on the Notes registered in the name of DTC's nominee in immediately available funds to DTC's nominee as the registered owner of the Global Securities. We and the Trustee will treat DTC's nominee as the owner of such Notes for all other purposes as well. Accordingly, neither we, the Trustee nor any paying agent has any direct responsibility or liability for the payment of any amount due on the Notes to owners of beneficial interests in the Global Securities. We understand that it is DTC's current practice, upon receipt of any payment, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the Global Securities as shown on DTC's records unless DTC has reason to believe that it will not receive payment. Payments by Direct and Indirect Participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Direct and Indirect Participants and not of DTC, the Trustee or us.

   Notes represented by a Global Security will be exchangeable for Notes in definitive form of like tenor in authorized denominations only if:

  . DTC notifies us that it is unwilling or unable to continue as depositary;

  . DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

  . we, in our discretion, determine not to require that all of the Notes be represented by a Global Security, and we notify the Trustee of our decision.

Same-Day Settlement and Payment

   Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the depositary continues to make its Same-Day Funds Settlement System available to us, all payments on the Notes will be made by us in immediately available funds.

   The Notes will trade in the depositary's Same-Day Funds Settlement System until maturity. Accordingly, the depositary will require that secondary market trades be settled in immediately available funds.

Covenants
   The Indenture contains covenants limiting (1) our ability and that of our subsidiaries to incur debt, (2) our ability and that of some of our subsidiaries to enter into sale/leaseback transactions and (3) our ability to consolidate or merge with, or to sell, convey or lease all or substantially all of our assets to, any other entity. These covenants are, however, subject to exceptions. You should refer to the descriptions of these covenants under "Description of Debt Securities--Certain Covenants" and "--Consolidation, Merger, Sale, Conveyance and Lease" in the accompanying prospectus.

   The covenant set forth under "Description of Debt Securities--Certain Covenants--Limitation on the Incurrence of Debt" in the accompanying prospectus will apply to the Notes with the following three modifications: (1) the Ratio Calculation will be 1.7 to 1 (instead of 1.1 to 1); (2) the Ratio Calculation will be based on "Total FFO" and "Total Interest Expense" as defined below (instead of EBDT and Consolidated Interest Expense); and (3) the Ratio Calculation, as well as other covenant-related calculations with respect to the Notes, will be based upon GAAP (as defined below) reflected in Rouse's financial statements as prepared and provided in accordance with the Indenture. All references in the Indenture to EBDT and Consolidated Interest Expense will, with respect to the Notes, be deemed to mean (and be replaced by) Total FFO and Total Interest Expense. The Ratio Calculation for the covenants set forth under "Description of Debt Securities--Certain Covenants--Limitation on Sale/Leaseback Transactions" and "--Consolidation, Merger, Sale, Conveyance and Lease" in the accompanying prospectus will also be 1.7 to 1 (instead of 1.1 to 1).

   The Notes will also incorporate the following additional covenants that will limit our ability and that of our subsidiaries to incur debt:

   The Company will not, and will not permit any Subsidiary (as to which the Company owns, directly or indirectly, more than 50% of the voting stock therein) to, incur any Debt if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of outstanding Total Debt would be greater than 70% of the sum of (1) the Gross Asset Value as of the end of the fiscal quarter prior to the incurrence of such additional Debt, plus (2) any increase in the Gross Asset Value resulting from any acquisition completed after the end of such quarter, including, without limitation, any pro forma increase from the application of the proceeds of such additional Debt, less (3) any decrease in the Gross Asset Value resulting from any disposition completed after the end of such quarter.

   In addition, the Company will not, and will not permit any Subsidiary (as to which the Company owns, directly or indirectly, more than 50% of the voting stock therein) to, incur any Secured Debt if, immediately after giving effect to the incurrence of such additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt would be greater than 60% of the sum of
(1) the Gross Asset Value as of the end of the fiscal quarter prior to the incurrence of such additional Secured Debt, plus (2) any increase in the Gross Asset Value resulting from any acquisition completed after the end of such quarter, including, without limitation, any pro forma increase from the application of the proceeds of such additional Secured Debt, less (3) any decrease in the Gross Asset Value resulting from any disposition completed after the end of such quarter.

Events of Default
   The Indenture sets forth events of default which will apply to the Notes. You should refer to the description of the events of defaults and the related remedies of the Holders of Notes and the Trustee under "Description of Debt Securities--Events of Default" in the accompanying prospectus.

   The Notes will also provide that a failure to pay at maturity indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000 will constitute an Event of Default.

Satisfaction, Discharge and Defeasance

   The satisfaction, discharge and defeasance provisions of the Indenture will apply to the Notes. You should refer to the description of these provisions under "Description of Debt Securities--Satisfaction, Discharge and Defeasance" in the accompanying prospectus.

   In addition, the Notes will provide that we will be released from our obligations to comply with the covenants described in the fourth and fifth paragraphs of "--Covenants" above (and our failure to comply with those covenants will not result in an Event of Default) if we satisfy the conditions to covenant defeasance described in the last paragraph of "Description of Debt Securities--Satisfaction, Discharge and Defeasance" in the accompanying prospectus.

Certain Definitions

   The following are definitions of certain terms applicable with respect to the Notes:

   "Adjusted Treasury Rate" means, with respect to any Determination Date, the rate per annum equal to the semi-annual yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Determination Date, plus 25 basis points.

   "Assets Under Development" means land and improvements owned by a member of the Consolidated Group or an Investment Affiliate being developed for retail, office, mixed-use or other rental-income producing purposes which meet all four of the following criteria: (1) such project (or phase) has not yet been substantially completed; (2) no rental income has yet been received; (3) no certificate of occupancy has yet been issued for such project (or phase); and
(4) such project (or phase) is classified as construction in progress in accordance with GAAP.

   "Business Day" means each Monday, Tuesday, Wednesday, Thursday or Friday which is not a legal holiday in New York, New York.

   "Capital Stock" means shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, equivalent ownership interests in a Person which is not a corporation, and warrants or options to purchase any of the foregoing.

   "Cash Equivalents" means (1) short-term obligations of, or fully guaranteed by, the United States of America, (2) commercial paper rated A-1 or better by Standard & Poor's Rating Services (or any successor) or P-1 or better by Moody's Investors Service, Inc. (or any successor), or (3) certificates of deposit issued by, and time deposits with, commercial banks (whether domestic or foreign) having capital and surplus in excess of $100,000,000.

   "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any replacement or successor statute, and the regulations promulgated thereunder from time to time.

   "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

   "Comparable Treasury Price" means, with respect to any Determination Date:

  . the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such Determination Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities", or

  . if such release (or any successor release) is not published or does not contain such prices on such Business Day, (1) the average of the Reference Treasury Dealer Quotations for such date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if fewer than three such Reference Treasury Dealer Quotations are obtained, the average of all such Reference Treasury Dealer Quotations.

   "Consolidated Group" means the Company and its Subsidiaries that are consolidated with the Company for financial reporting purposes under GAAP, and any other Person whose financial results are consolidated using the proportionate share method under GAAP in the Company's consolidated financial statements.

   "Consolidated Group's Pro Rata Share" means, with respect to any Investment Affiliate, the percentage of the total ownership and financial interests held by the Consolidated Group, in the aggregate, in such Investment Affiliate as determined in accordance with GAAP.

   "Determination Date" means, with respect to the calculation of the Make-Whole Price in connection with any redemption of the Notes, the redemption date.

   "GAAP" means generally accepted accounting principles in the United States, consistent with the accounting principles utilized in preparing the Company's financial statements in accordance with the Indenture.

   "Gross Asset Value" means, as of any determination date, the sum of the values of the following assets of the Consolidated Group, including the Consolidated Group's Pro Rata

Share of the values of such assets of Investment Affiliates, based on the valuation methods set forth below:
      (a) with respect to all Retail Properties, the Net Operating Income attributable thereto for the most recent period of four full fiscal quarters for which financial results have been reported, divided by 0.0825;
      (b) with respect to all office, mixed-use and other income-producing properties other than Retail Properties, the Net Operating Income attributable thereto for the most recent period of four full fiscal quarters for which financial results have been reported, divided by 0.09;
      (c) with respect to the Summerlin, Las Vegas and Columbia, Maryland properties and any other properties relating to additional master-planned communities developed or acquired after the date hereof, 100% of the most recent current value thereof (without deduction for the value of the interests of the Hughes heirs therein under the Hughes Agreement) as set forth in appraisals prepared by Landauer Associates, Inc. (or another nationally recognized appraisal firm selected by the Company), provided that the Company will obtain updated appraisals thereof at least once during each fiscal year and also when, during any four consecutive full fiscal quarters, any such properties having an aggregate value in excess of 5% of Gross Asset Value as of the end of the last full fiscal quarter is sold or transferred;
      (d) 100% of the GAAP book value of all other land, all Assets Under Development and other non-income-producing properties (less the portion of such value attributable to minority interest holders);
      (e) 100% of the GAAP book value of cash and Cash Equivalents held by the Consolidated Group; and
      (f) 100% of the GAAP book value of current accounts receivable, net held by the Consolidated Group.

Notwithstanding the preceding sentence, the contribution to the Gross Asset Value of those assets acquired in any acquisition will be calculated prior to the date ending on or after four full fiscal quarters subsequent to any such acquisition using the actual acquisition cost of such assets excluding actual transaction costs (without regard to any adjustments which may be made in determining book value under GAAP).

   "Hughes Agreement" means the Contingent Stock Agreement, effective as of January 1, 1996, by the Company in favor of and for the benefit of the holders and the representatives named therein.

   "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

   "Investment Affiliate" means any Person in which any member of the Consolidated Group, directly or indirectly, has an ownership interest, whose financial results are not consolidated using the proportionate share method under GAAP with the financial results of the Consolidated Group in the Company's consolidated financial statements.

   "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code on any property leased to any Person under a lease which is not in the nature of a conditional sale or title retention agreement, or any subordination agreement in favor of another Person).

   "Make-Whole Price" means, with respect to any Note as of any Determination Date, an amount equal to the greater of:
  . 100% of the principal amount of the Note; and . as determined by an Independent Investment Banker, the sum of the
     present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Determination Date) discounted to the Determination Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued and unpaid interest thereon to such Determination Date.

   "Net Operating Income" means, with respect to any Property, for any period, earnings from rental operations (computed in accordance with GAAP, but without deduction for reserves) attributable to such Property, plus depreciation, amortization, interest expense and deferred taxes with respect to such Property for such period, and, if such period is less than four full fiscal quarters, adjusted by straight lining ordinary operating expenses which are payable less frequently than once during every such period (e.g., real estate taxes and insurance). The amounts determined under the preceding sentence will be adjusted by adding back (1) the interests of the former Hughes owners pursuant to the Hughes Agreement that were excluded in determining such amounts and (2) dividends or other distributions accrued with respect to such period on any preferred stock or other preferred security issued by the Company to the extent that such dividends or other distributions are treated as an operating expense under GAAP. "Net Operating Income" will be adjusted to include a pro forma amount thereof (as determined in good faith by the Company) for four full fiscal quarters for any Property placed in service during any quarter and to exclude any Net Operating Income for the prior four full fiscal quarters from any Property not owned as of the end of any quarter.

   "Person" means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

   "Property" means each parcel of real property owned or operated by any member of the Consolidated Group or any Investment Affiliate.

   "Reference Treasury Dealer" means each of BT Alex. Brown Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc One Capital Markets, Inc., J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall not be a primary U.S. Government securities dealer in New

York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Determination Date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such Determination Date.

   "Retail Property" means a shopping center or other retail development containing more than one retail tenant in which at least 90% of the Net Operating Income from such center or development is attributable to retail uses.

   "Secured Debt" means, as of any determination date, the sum of (1) the aggregate principal amount of all Debt of the Consolidated Group then outstanding (including only the Company's proportionate interest, as determined under GAAP, in the Debt of any Person whose financial results are consolidated using the proportionate share method in the Company's consolidated financial statements) which is secured by a Lien on any asset (including any Capital Stock) of any member of the Consolidated Group, including, without limitation, loans secured by mortgages, stock, or partnership interests, plus (2) the Consolidated Group's Pro Rata Share of any Debt of an Investment Affiliate then outstanding which is secured by a Lien on any asset (including any Capital Stock) of such Investment Affiliate, without duplication of any such items. For purposes of the preceding sentence, "Debt" will (i) include, with respect to any Person, any loans where such Person is liable as a general partner or co-venturer less, in each case, the proportionate share of any other general or limited partners or co-venturers and (ii) exclude any Debt due from any member of the Consolidated Group or any Investment Affiliate solely to one or more members of the Consolidated Group.

   "Subsidiary" means a Person more than 50% of the (1) outstanding voting stock or interest in which and/or (2) financial interest in which, is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For purposes of this definition, "voting stock" means stock or other interest which ordinarily has voting power for the election of directors or equivalent persons, whether at all times or only so long as no senior class of stock or other interest has such voting power by reason of any contingency.

   "Total Debt" means, as of any determination date, (1) all Debt of the Consolidated Group then outstanding (including only the Company's proportionate interest, as determined under GAAP, in the Debt of any Person whose financial results are consolidated using the proportionate share method in the Company's consolidated financial statements), plus (2) the Consolidated Group's Pro Rata Share of all Debt of Investment Affiliates then outstanding, without duplication of any such items. For purposes of the preceding sentence, "Debt" will (i) include, with respect to any Person, any loans where such Person is liable as a general partner or co-venturer less, in each case, the proportionate share of any other general or limited partners or co-venturers and (ii) exclude any Debt due from any member of the

Consolidated Group or any Investment Affiliate solely to one or more members of the Consolidated Group.

   "Total FFO" means, for any period, net earnings, as reported by the Consolidated Group in accordance with GAAP, excluding cumulative effects of changes in accounting principles, extraordinary or unusual items, gains or losses from debt restructurings and sales of properties, and deferred income taxes, plus depreciation and amortization and after adjustments for minority interests and treating unconsolidated partnerships and joint ventures on the same basis, plus (1) distributions accrued with respect to such period of the 9 1/4% Cumulative Quarterly Income Preferred Securities (QUIPS) of Rouse Capital (Delaware statutory business trust), plus (2) payments made and other amounts treated as an expense of the Company under GAAP with respect to such period pursuant to the Hughes Agreement (provided that no item of income or expense shall be included more than once in such calculation even if it falls within more than one of the above categories).

   "Total Interest Expense" means, for any period, the sum of (1) all interest expense of the Consolidated Group (less the proportionate share of interest expense of any minority interest holders), plus (2) the allocable portion (based on liability) of any interest expense on any obligation for which any member of the Consolidated Group is wholly or partially liable under repayment, interest carry or performance guarantees or other relevant liabilities, plus
(3) the Consolidated Group's Pro Rata Share of any interest expense on any Debt of any Investment Affiliate, whether recourse or non-recourse (provided that no expense shall be included more than once in such calculation even if it falls within more than one of the foregoing categories, and provided, further, that no interest expense on Debt due from one member of the Consolidated Group solely to another member of the Consolidated Group shall be included in determining Total Interest Expense). For purposes of the preceding sentence, interest expense will be determined in accordance with GAAP and will exclude any amortization of debt issuance costs.

                                 UNDERWRITING

   Subject to the terms and conditions contained in the Underwriting Agreement, the Underwriters named below (the "Underwriters") have severally agreed to purchase from us the following respective principal amounts of Notes at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

                                                                    Principal
                                                                      Amount
Underwriter                                                          of Notes
-----------                                                        ------------
BT Alex. Brown Incorporated....................................... $ 60,000,000
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated.............................................   70,000,000
Banc One Capital Markets, Inc.....................................   30,000,000
J.P. Morgan Securities Inc........................................   30,000,000
Deutsche Bank Securities Inc......................................   10,000,000
                                                                   ------------
  Total........................................................... $200,000,000
                                                                   ============

   The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent.

   We have been advised by the Underwriters that the Underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement. After commencement of the offering, the offering price and other selling terms may be changed by the Underwriters.

   The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange. Each of the Underwriters has advised us that it intends to make a market in the Notes. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. We cannot provide you with any assurance as to the liquidity of the trading market for the Notes.

   We have agreed to indemnify the Underwriters and certain controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

   The Underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act") certain persons participating in the offering may engage in transactions, including over-allotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Notes at a level above that which might otherwise prevail in the open market. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. A stabilizing bid is a bid for the purchase of Notes on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Notes. A syndicate covering transaction is the bid for or the purchase of Notes on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A penalty bid is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. The Underwriters are not obligated to engage in these activities and, if commenced, any of these activities may be discontinued at any time.

   In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have provided, and in the future may provide, investment banking and commercial banking services to us for customary compensation. Affiliates of three of the Underwriters (BT Alex. Brown Incorporated, Banc One Capital Markets, Inc. and J.P. Morgan Securities Inc.) are members of a group of lenders which provided to Rouse in July 1998 (1) a $450 million revolving credit facility (which is available until July 2001, subject to a one-year renewal option) and (2) a $350 million bridge loan facility (which matures in July 1999). See "Use of Proceeds." We maintain other banking relationships with these affiliates in the ordinary course of business, including obtaining other loans from such affiliates. An affiliate of J.P. Morgan Securities Inc. also is a partner in a venture that is part of a joint venture with one of our wholly owned subsidiaries. The joint venture owns four retail centers that were acquired in 1998 from TrizecHahn Centers Inc. Banc One Capital Markets, Inc. is an affiliate of the Trustee. The Trustee also serves as the trustee under an indenture in respect of our $120,000,000 8.50% Notes due January 15, 2003 and under the Indenture which relates to the Notes and to our medium-term note program.

   We expect to deliver the Notes on or about the date specified in the last paragraph of the cover page hereof, which will be the fourth business day following the date hereof (such settlement cycle being referred to as "T+4"). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers which wish to trade on the date hereof will be required, because the Notes initially will settle on a T+4 basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes may wish to consult their own advisors concerning T+4 settlement.

                                 LEGAL MATTERS

   The validity of the Notes will be passed upon for Rouse by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Bruce I. Rothschild, Esq., Vice President, General Counsel and Secretary of Rouse, will pass upon certain legal matters relating to the offering of the Notes for us. Simpson Thacher & Bartlett, New York, New York, will pass upon certain legal matters relating to the offering of the Notes for the Underwriters.

                                    EXPERTS

   The consolidated financial statements and schedules of Rouse and its subsidiaries as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, the combined consolidated financial statements and schedules of Real Estate Ventures owned by The Rouse Company Incentive Compensation Statutory Trust and Rouse as of and for the year ended December 31, 1998 and the statements of revenues and certain expenses of each of The Fashion Show, Westdale Mall and Towson Town Center for the year ended December 31, 1997, incorporated by reference in the accompanying prospectus have been incorporated by reference in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference therein and upon the authority of said firm as experts in accounting and auditing. The reports on the statements of revenues and certain expenses of The Fashion Show, Westdale Mall and Towson Town Center contain a paragraph that states that the statements of revenues and certain operating expenses were prepared for the purpose of complying with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission and are not intended to be a complete presentation of revenues and expenses.

   The statements of revenues and certain operating expenses of each of the Fashion Place Property, Valley Fair Property, Park Meadows Mall Property and Bridgewater Commons Property for the year ended December 31, 1997, incorporated by reference in the accompanying prospectus have been incorporated by reference in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, incorporated by reference therein and upon the authority of said firm as experts in accounting and auditing.

   The statement of revenues and certain expenses of Rouse-Teachers Properties, Inc. Properties for the year ended December 31, 1997 incorporated by reference in the accompanying prospectus has been incorporated by reference in reliance upon the report of Deloitte & Touche LLP, independent accountants, incorporated by reference therein, and upon the authority of said firm as experts in accounting and auditing.

                               THE ROUSE COMPANY

               Common Stock, Preferred Stock and Debt Securities

                               ----------------

   We are one of the largest publicly traded real estate companies in the United States. Through this prospectus, we may periodically offer shares of our common stock, shares of our preferred stock and/or debt securities, and one of our securityholders may periodically offer up to 3,525,782 shares of our common stock and up to $58,000,000 principal amount of our 6.94% notes due 2008 that have been issued to it, in the amounts, at the prices and on such other terms as will be determined at the time of offering. The offering price of all securities issued under this prospectus may not exceed $2,251,000,000.

   We may offer any of the securities described in this prospectus in one or more series or issue any of those securities all at once or over time. We will describe the specific terms of any securities we offer in a prospectus supplement that will accompany this prospectus. If we offer common stock, we will specify the number of shares, the public offering price and other terms relating to the offer and sale of those shares in the prospectus supplement. If we offer preferred stock, we will specify the title of the preferred stock, the number of shares, the public offering price, any dividend, liquidation, redemption, voting, conversion, exchange and other rights, and any other terms relating to the offer and sale of those shares in the prospectus supplement. If we offer debt securities, we will specify the title of the debt securities, the principal amount, the public offering price, the denomination, the maturity, any premium, any interest rate (which may be fixed, floating or adjustable), the time and method of calculating any interest payment, the place where the principal of and any premium and interest may be paid, the currency in which the principal of and any premium and interest may be paid, any redemption or repayment terms at our or the holder's option, any sinking fund, conversion or exchange provisions, any other special terms, and any other terms relating to the offer and sale of those debt securities in the prospectus supplement.

   Any securities to be sold by the selling securityholder under this prospectus may be sold directly or through agents or broker-dealers on terms to be determined at the time of sale. The terms of any sale will be described in a prospectus supplement that will accompany this prospectus. We will receive no proceeds from any sales of our securities by the selling securityholder, but we have agreed to pay certain expenses associated with the registration and sale of those securities.

   Our common stock trades on the New York Stock Exchange under the symbol "RSE." We will list any shares of common stock sold under this prospectus on the New York Stock Exchange. Unless we otherwise specify in a prospectus supplement, any debt securities we issue under this prospectus will be unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ----------------

                The date of this prospectus is December 2, 1998.

   You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement accompanying this prospectus or information that we or the selling securityholder have referred you to, such as the information referred to below that we file with the SEC. Neither we nor the selling securityholder has authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                             ADDITIONAL INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov and at the public reference room of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

   The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities offered under this prospectus. This prospectus is part of the registration statement we filed with the SEC.

  1. Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K").

  2. Current Report on Form 8-K dated January 15, 1998.

  3. Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

  4. Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

  5. Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

  6. Current Report on Form 8-K dated August 14, 1998.

  7. Current Report on Form 8-K/A dated October 9, 1998.

  8. Current Report on Form 8-K dated October 21, 1998.

  9. Current Report on Form 8-K dated November 5, 1998.

  10. Current Report on Form 8-K/A dated November 16, 1998.

  11. Description of Contingent Stock Agreement (as described elsewhere in this prospectus) is incorporated by reference to the caption "The Contingent Stock Agreement; The Contractual Rights" contained in the registration statement on Form S-4 (File No. 333-1693) filed March 13, 1996, as amended.

   You may request a copy of these filings, at no cost, by writing or telephoning David L. Tripp, Vice President and Director of Investor Relations and Corporate Communications, The Rouse Company, 10275 Little Patuxent Parkway, Columbia, Maryland 21044-3456, Telephone: (410) 992-6000.

                           FORWARD-LOOKING STATEMENTS

   This prospectus, including the documents incorporated by reference in this prospectus, contains forward-looking statements which reflected our views at the times the documents were filed regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from historical results or the results we expected at the time of filing. See
Exhibit 99.2 to the 1997 10-K. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements, which speak only as of the dates on which they were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should not unduly rely on these forward-looking statements.

                               THE ROUSE COMPANY

   The Rouse Company is one of the largest publicly-traded real estate companies in the United States. We elected to be taxed as a real estate investment trust (a "REIT") effective January 1, 1998. Through our subsidiaries, affiliates and non-REIT subsidiaries, we engage in, or have a material financial interests in, (i) the ownership, management, acquisition and development of income-producing and other real estate in the United States, including retail centers, office buildings, mixed-use projects and community retail centers, and the management of one retail center in Canada and (ii) the development and sale of land primarily in Maryland and the Las Vegas, Nevada metropolitan area for residential, commercial and industrial uses.

   Our principal offices are located at The Rouse Company Building, 10275 Little Patuxent Parkway, Columbia, Maryland 21044-3456, and our telephone number is (410) 992-6000.

   The Rouse Company and its subsidiaries, affiliates and non-REIT subsidiaries are referred to collectively in this prospectus as "we," "Rouse" or the "Company."

                                USE OF PROCEEDS

   Unless we otherwise indicate in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of any securities offered by us for general corporate purposes, including the repayment of indebtedness and for acquisitions. We will receive no proceeds from any sales of our securities by the selling securityholder. See "Selling Securityholder."

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our (i) ratio of earnings to fixed charges and (ii) ratio of earnings to combined fixed charges and Preferred stock dividend requirements for the periods indicated:

                                          Nine Months
                                             Ended
                                         September 30, Years Ended December 31,
                                         ------------- ------------------------
                                          1998   1997  1997 1996 1995 1994 1993
                                         ------ ------ ---- ---- ---- ---- ----
Ratio of earnings to fixed charges(1)...   1.44   1.27 1.25 1.16 1.04 1.06 1.01
Ratio of earnings to combined fixed
 charges and Preferred stock dividend
 requirements(2)(3).....................   1.36   1.19 1.20 1.08  --   --   --

--------
(1) The ratio of earnings to fixed charges is computed by dividing fixed charges into net earnings before income taxes, extraordinary loss and cumulative effect of change in accounting principle, adjusted for minority interest in earnings, amortization of interest costs previously capitalized and certain other items, plus fixed charges other than capitalized interest. Fixed charges include interest costs, distributions on Company-obligated mandatorily redeemable preferred securities, the estimated interest component of rent expense and certain other items.

(2) The ratio of earnings to combined fixed charges and Preferred stock dividend requirements is computed by dividing total combined fixed charges and amounts of pre-tax earnings required to cover Preferred stock dividend requirements into net earnings before income taxes, extraordinary loss and cumulative effect of change in accounting principle, adjusted for minority interest in earnings, amortization of interest costs previously capitalized and certain other items, plus fixed charges other than capitalized interest. Fixed charges include interest costs, distributions on Company-obligated mandatorily redeemable preferred securities, the estimated interest component of rent expense and certain other items.

(3) Total combined fixed charges and Preferred stock dividend requirements exceeded earnings available for combined fixed charges and Preferred stock dividend requirements by $14,086,000, $8,934,000 and $17,722,000 for the
    years ended December 31, 1995, 1994 and 1993, respectively.

                          DESCRIPTION OF COMMON STOCK

General

   The following summary of certain terms and provisions of Rouse's common stock, $0.01 par value per share, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Maryland General Corporation Law (the "MGCL") and to the terms and provisions of the Amended and Restated Articles of Incorporation, as amended, including all Articles Supplementary thereto, of Rouse (the "Charter") and the Bylaws, as amended, of Rouse (the "Bylaws"), copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

   The Charter authorizes the issuance of 250,000,000 shares of common stock and, as of November 30, 1998, 72,158,705 shares of common stock were issued and outstanding. The common stock is listed on the NYSE under the trading symbol "RSE."

   In connection with Rouse's acquisition in June 1996 (the "Hughes Acquisition") of all the outstanding equity interests in The Hughes Corporation and its affiliated partnership, Howard Hughes Properties, Limited Partnership (collectively, "Hughes"), Rouse entered into an agreement (the "Contingent Stock Agreement") for the benefit of the former Hughes equity owners (or their successors) (the "Hughes Owners") pursuant to which shares of common stock, or under certain circumstances, Increasing Rate Cumulative Preferred Stock, par value $0.01 per share (the "Increasing Rate Preferred Stock"), of Rouse may be issued to the Hughes Owners over a 14-year period ending in 2009. The number of shares of common stock (or, under certain circumstances, Increasing Rate Preferred Stock) that may be issued will be determined on the basis of the net cash flow generated from and the appraised value of certain assets acquired in the Hughes Acquisition. Any shares of Increasing Rate Preferred Stock, if issued, will be exchangeable, at Rouse's option, for shares of common stock.

   During the first quarter of 1997, Rouse issued 4,050,000 shares of its Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Convertible Preferred Stock"). The Series B Convertible Preferred Stock is convertible, in whole or in part, at the option of the holder thereof at any time, unless previously redeemed, into shares of common stock, at a conversion price of $38.125 per share of common stock (equivalent to a conversion rate of 1.311 shares of common stock per share of Series B Convertible Preferred Stock), subject to adjustment in certain circumstances. The Series B Convertible Preferred Stock is not redeemable prior to April 1, 2000, and at no time is it redeemable for cash. On or after April 1, 2000, the Series B Convertible Preferred Stock will be redeemable by Rouse, in whole or in part, at Rouse's option and subject to certain conditions, for such number of shares of common stock as are issuable at a conversion rate of 1.311 shares of common stock for each share of Series B Convertible Preferred Stock, subject to adjustment in certain circumstances. See "Description of Preferred Stock-- Series B Convertible Preferred Stock."

   Rouse has outstanding $128,515,000 aggregate principal amount of 5 3/4% Convertible Subordinated Debentures due 2002. The debentures are convertible by the holders thereof into common stock at a conversion price equal to $28.625 principal amount of each debenture for each share of common stock, subject to adjustment in certain circumstances.

Dividend Rights

   The holders of common stock are entitled to receive such dividends as are declared by the Board of Directors of Rouse, after payment of, or provision for, full cumulative dividends for outstanding Preferred Stock.

Voting Rights

   Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Cumulative voting for directors is not permitted. Holders of common stock and Rouse's preferred stock, $0.01 per share, when outstanding and when entitled to vote, vote as a class, except with respect to matters that (i) relate only to the rights, terms or conditions of preferred stock, (ii) affect only the holders of preferred stock or (iii) relate to the rights of the holders of preferred stock if Rouse fails to fulfill any of its obligations regarding such stock.

Liquidation Rights

   Upon any dissolution, liquidation or winding up of Rouse, the holders of common stock are entitled to receive pro rata all of Rouse's assets and funds remaining after payment of, or provision for, creditors and distribution of, or provision for, preferential amounts and unpaid accumulated dividends to holders of preferred stock.

Preemptive Rights

   Holders of common stock have no preemptive right to purchase or subscribe for any shares of Rouse's capital stock.

Special Statutory Requirements for Certain Transactions

   The summaries of the following statutes do not purport to be complete and are subject to and qualified in their entirety by reference to the applicable provisions of the MGCL.

Business Combination Statute

   The MGCL establishes special requirements with respect to "business combinations" between Maryland corporations and "interested stockholders," unless exemptions are applicable. Among other things, the law prohibits for a period of five years a merger or other specified transactions between a company and an interested stockholder and requires a super-majority vote for such transactions after the end of such five-year period.

   "Interested stockholders" are all persons owning beneficially, directly or indirectly, 10% or more of the outstanding voting stock of a Maryland corporation. "Business combinations" include any merger or similar transaction subject to a statutory vote and additional transactions involving transfers of assets or securities in specified amounts to interested stockholders or their affiliates. Unless an exemption is available, transactions of these types may not be consummated between a Maryland corporation and an interested stockholder or its affiliates for a period of five years after the date on which the stockholder first became an interested stockholder and thereafter may not be consummated unless recommended by the board of directors of the Maryland corporation and approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by all holders of outstanding shares of voting stock other than the interested stockholder. A business combination with an interested stockholder which is approved by the board of directors of a Maryland corporation at any time before an interested stockholder first becomes an interested stockholder is not subject to the five-year moratorium or special voting requirements. The Bylaws specifically provide that the foregoing provisions apply to any such business combination with Rouse. An amendment to a Maryland corporation's charter electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders. Any such amendment is not effective until 18 months after the vote of stockholders and does not apply to any business combination of a corporation with a stockholder who was an interested stockholder on the date of the stockholder vote. Rouse has not adopted any such amendment to its charter.

Control Share Acquisition Statute

   The MGCL imposes limitations on the voting rights of shares acquired in a "control share acquisition." The Maryland statute defines a "control share acquisition" at the 20%, 33 1/3% and 50% acquisition levels, and requires a two-thirds stockholder vote (excluding shares owned by the acquiring person and certain members of management) to accord voting rights to stock acquired in a control share acquisition. The statute also requires Maryland corporations to hold a special meeting at the request of an actual or proposed control share acquirer generally within 50 days after a request is made with the submission of an "acquiring person statement," but only if the acquiring person (a) posts a bond for the cost of the meeting and (b) submits a definitive financing agreement to the extent that financing is not provided by the acquiring person. In addition, unless the charter or bylaws provide otherwise, the statute gives the Maryland corporation, within certain time limitations, various redemption rights if there is a stockholder vote on the issue and the grant of voting rights is not approved, or if an "acquiring person statement" is not delivered to the target within ten days following a control share acquisition. Moreover, unless the charter or bylaws provide otherwise, the statute provides that, if, before a control share acquisition occurs, voting rights are accorded to control shares which result in the acquiring person having majority voting power, then minority stockholders have appraisal rights. An acquisition of shares may be exempted from the control share statute provided that a charter or bylaw provision is adopted for such purpose prior to the control share acquisition. The Bylaws specifically provide that the statutory provisions relating to control share acquisitions do not apply.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is The Bank of New York, New York, New York.

                         DESCRIPTION OF PREFERRED STOCK

General

   The following summaries of certain terms and provisions of the preferred stock do not purport to be complete and are subject to, and qualified in their entirety by reference to, the MGCL and the terms and provisions of the Charter, including the Articles Supplementary setting forth the particular terms of (i) the Series B Convertible Preferred Stock, (ii) the Increasing Rate Preferred Stock and (iii) the 10.25% Junior Preferred Stock, Series 1996 (the "Junior Preferred Stock"), and to the Bylaws, copies of which are incorporated by reference into the registration statement of which this prospectus forms a part.

   The Charter authorizes the issuance of 50,000,000 shares of preferred stock, of which (i) 4,600,000 shares have been classified as Series B Convertible Preferred Stock, (ii) 10,000,000 shares have been classified as Increasing Rate Cumulative Preferred Stock and (iii) 37,362 shares have been classified as 10.25% Junior Preferred Stock, 1996 Series. Preferred stock may be issued from time to time in one or more series, without stockholder approval, with such voting powers (full or limited), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions as shall be established by the Board of Directors of Rouse. Thus, without stockholder approval, Rouse could authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of common stock.

   The particular terms of any series of preferred stock offered by any prospectus supplement will be described in the prospectus supplement relating to such series of preferred stock. At any time that any series of preferred stock is authorized, the Board of Directors of Rouse or a duly authorized Committee of such Board of Directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of such series, as well as the number of shares constituting such series and the designation thereof. The description of the terms of a particular series of preferred stock that will be set forth in a prospectus supplement does not purport to be complete and will be qualified in its entirety by reference to the Articles Supplementary relating to such series.

   As of November 30, 1998, no shares of Increasing Rate Preferred Stock, 37,362 shares of Junior Preferred Stock and 4,050,000 shares of Series B Convertible Preferred Stock are issued and outstanding.

Series B Convertible Preferred Stock

General

   On January 30, 1997, the Board of Directors of Rouse classified and authorized Rouse to issue up to an aggregate of 4,600,000 shares of the Series B Convertible Preferred Stock as part of the 50,000,000 shares of the authorized preferred stock.

   The holders of the Series B Convertible Preferred Stock have no preemptive rights with respect to any shares of capital stock of Rouse or any other securities of Rouse convertible into or carrying rights or options to purchase any such shares. The Series B Convertible Preferred Stock is not subject to any sinking fund or other obligation of Rouse to redeem or retire the Series B Convertible Preferred Stock. Unless converted or redeemed by Rouse, the Series B Convertible Preferred Stock has a perpetual term, with no maturity. The Series B Convertible Preferred Stock is listed on the NYSE under the trading symbol "RSE Pr B." The shares of common stock issuable upon conversion or redemption of the Series B Convertible Preferred Stock are listed on the NYSE.

Ranking

   The Series B Convertible Preferred Stock ranks senior to the Increasing Rate Preferred Stock, the Junior Preferred Stock and the common stock with respect to payment of dividends and amounts upon liquidation, dissolution or winding up.

   While any shares of Series B Convertible Preferred Stock are outstanding, Rouse may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series B Convertible Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding shares of Series B Convertible Preferred Stock and all other shares of Voting Preferred Shares (defined below), voting as a single class. However, Rouse may create additional classes of stock, increase the authorized number of shares of preferred stock or issue series of preferred stock ranking on a parity with the Series B Convertible Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up (a "Series B Parity Stock") without the consent of any holder of Series B Convertible Preferred Stock. See "--Voting Rights" below.

Dividends

   Holders of shares of Series B Convertible Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of Rouse, out of funds of Rouse legally available for payment, cumulative cash dividends at the rate per annum of 6.0% per share on the liquidation preference thereof or $3.00 per share of Series B Convertible Preferred Stock. Dividends on the Series B Convertible Preferred Stock are payable quarterly on the first calendar day of January, April, July and October of each year (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors), at such annual rate. Each such dividend is payable to holders of record as they appear on the stock records of Rouse at the close of business on such record dates, not exceeding 60 days preceding the payment dates thereof as shall be fixed by the Board of Directors of Rouse. Dividends are cumulative from the most recent dividend payment date to which dividends have been paid, whether or not in any dividend period or periods there shall be funds of Rouse legally available for the payment of such dividends. Accumulations of dividends on shares of Series B Convertible Preferred Stock will not bear interest. Dividends payable on the Series B Convertible Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series B Convertible Preferred Stock for each full dividend period are computed by dividing the annual dividend rate by four.

   No dividend may be declared or paid on any Series B Parity Stock unless full cumulative dividends have been declared and paid or are contemporaneously declared and funds sufficient for payment set aside on the Series B Convertible Preferred Stock for all prior dividend periods, provided, however, that if accrued dividends on the Series B Convertible Preferred Stock for all prior dividend periods have not been paid in full then any dividend declared on the Series B Convertible Preferred Stock for any dividend period and on any Series B Parity Stock will be declared ratably in proportion to accrued and unpaid dividends on the Series B Convertible Preferred Stock and such Series B Parity Stock.

   Rouse may not

  (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Series B Junior Stock (as defined below), or

  (ii) redeem, purchase or otherwise acquire for consideration any Series B Junior Stock through a sinking fund or otherwise (other than (A) a redemption or purchase or other acquisition of shares of common stock made for purposes of an employee incentive or benefit plan of Rouse or any subsidiary or (B) a purchase or other acquisition of shares of common stock made for purposes of distribution pursuant to the Contingent Stock Agreement), unless

    (1) all cumulative dividends with respect to the Series B Convertible Preferred Stock and any Series B Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends and

    (2) sufficient funds have been paid or set apart for the payment of the dividend for the current dividend period with respect to the Series B Convertible Preferred Stock and any Series B Parity Stock.

   The foregoing limitations do not restrict Rouse's ability to take the foregoing actions with respect to any Series B Parity Stock.

   As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Series B Junior Stock on Series B Junior Stock, or in options, warrants or rights to holders of Series B Junior Stock to subscribe for or purchase any Series B Junior Stock, and (ii) the term "Series B Junior Stock" means the common stock, and any other class of capital stock of Rouse now or hereafter issued and outstanding that ranks junior as to the payment of dividends or amounts upon liquidation, dissolution and winding up to the Series B Convertible Preferred Stock.

Redemption

   Shares of Series B Convertible Preferred Stock are not redeemable by Rouse prior to April 1, 2000, and at no time is the Series B Convertible Preferred Stock redeemable for cash. On and after April 1, 2000, the shares of Series B Convertible Preferred Stock will be redeemable at the option of Rouse, in whole or in part, for such number of shares of common stock as equals the liquidation preference of the Series B Convertible Preferred Stock to be redeemed divided by the Conversion Price (as defined below under "--Conversion Rights") as of the opening of business on the date set for such redemption (equivalent to a conversion rate of 1.311 shares of common stock for each share of Series B Convertible Preferred Stock), subject to adjustment in certain circumstances. Rouse may exercise this option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the common stock on NYSE exceeds $45.75, subject to adjustment in certain circumstances. In order to exercise its redemption option, Rouse must issue a press release announcing the redemption prior to the opening of business on the second trading day after the conditions in the preceding sentences have, from time to time, been met, but in no event prior to February 1, 2000.

   On the redemption date, Rouse must pay on each share of Series B Convertible Preferred Stock to be redeemed any accrued and unpaid dividends, in arrears, for any dividend period ending on or prior to the redemption date. In the case of a redemption date falling after a dividend payment record date and prior to the related payment date, the holders of the Series B Convertible Preferred Stock at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares prior to such dividend payment date. Except as provided for in the preceding sentences, no payment or allowance will be made for accrued dividends on any shares of Series B Convertible Preferred Stock called for redemption or on the shares of common stock issuable upon such redemption.

   In the event that full cumulative dividends on the Series B Convertible Preferred Stock and any Series B Parity Stock have not been paid or declared and set apart for payment, the Series B Convertible Preferred Stock may not be redeemed in part and Rouse may not purchase or acquire shares of Series B Convertible Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of shares of Series B Convertible Preferred Stock.

   On and after the date fixed for redemption, provided that Rouse has made available at the office of the Registrar and Transfer Agent a sufficient number of shares of common stock and an amount of cash to effect the redemption, dividends will cease to accrue on the Series B Convertible Preferred Stock called for redemption (except that, in the case of a redemption date after a dividend payment record date and prior to the related dividend payment date, holders of Series B Convertible Preferred Stock on the dividend payment record date will be entitled on such dividend payment date to receive the dividend payable on such shares), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as holders of Series B Convertible Preferred Stock shall cease except the right to receive the shares of common stock upon such redemption and any cash payable upon such redemption, without interest from the date of such redemption. At the close of business on the redemption date, each holder of Series B Convertible Preferred Stock (unless Rouse defaults in the delivery of the shares of common stock or cash) will be, without any further action, deemed a holder of the number of shares of common stock for which such Series B Convertible Preferred Stock is redeemable.

   Fractional shares of common stock are not to be issued upon redemption of the Series B Convertible Preferred Stock, but, in lieu thereof, Rouse will pay a cash adjustment based on the current market price of the common stock on the trading day prior to the redemption date.

Liquidation Preference

   The holders of shares of Series B Convertible Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding up of Rouse, whether voluntary or involuntary, $50.00 per share of Series B Convertible Preferred Stock plus an amount per share of Series B Convertible Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders (the "Series B Liquidation Preference"), and no more.

   Until the holders of the Series B Convertible Preferred Stock have been paid the Series B Liquidation Preference in full, no payment will be made to any holder of Series B Junior Stock upon the liquidation, dissolution or winding up of Rouse. If, upon any liquidation, dissolution or winding up of Rouse, the assets of Rouse, or proceeds thereof, distributable among the holders of the shares of Series B Convertible Preferred Stock are insufficient to pay in full the Series B Liquidation Preference and the liquidation preference with respect to any other shares of Series B Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series B Convertible Preferred Stock and any such Series B Parity Stock ratably in accordance with the respective amounts which would be payable on such shares of Series B Convertible Preferred Stock and any such Series B Parity Stock if all amounts payable thereon were paid in full. Neither a consolidation or merger of Rouse with another corporation, a statutory share exchange by Rouse nor a sale or transfer of all or substantially all of Rouse's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of Rouse.

Voting Rights

   Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of shares of Series B Convertible Preferred Stock have no voting rights.

   If and whenever six quarterly dividends (whether or not consecutive) payable on the Series B Convertible Preferred Stock or any other Series B Parity Stock are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors of Rouse will be increased by two and the holders of shares of Series B Convertible

Preferred Stock, voting together as a class with the holders of any other series of Series B Parity Stock (any such other series, the "Voting Preferred Shares"), will have the right to elect two additional directors to serve on Rouse's Board of Directors at an annual meeting of stockholders or a properly called special meeting of the holders of the Series B Convertible Preferred Stock and such Voting Preferred Shares and at each subsequent annual meeting of stockholders until all such dividends and dividends for the current quarterly period on the Series B Convertible Preferred Stock and such other Voting Preferred Shares have been paid or declared and set aside for payment.

   The approval of two-thirds of the outstanding shares of Series B Convertible Preferred Stock and all other series of Voting Preferred Shares, acting as a single class regardless of series either at a meeting of shareholders or by written consent, is required in order to amend the Charter and Articles Supplementary to affect materially and adversely the rights, preferences or voting powers of the holders of the Series B Convertible Preferred Stock or the Voting Preferred Shares or to authorize, create, or increase the authorized amount of, any class of stock having rights senior to the Series B Convertible Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. However, Rouse may create additional classes of Series B Parity Stock and Series B Junior Stock, increase the authorized number of shares of Series B Parity Stock and Series B Junior Stock and issue additional series of Series B Parity Stock and Series B Junior Stock without the consent of any holder of Series B Convertible Preferred Stock.

   Except as required by law, the holders of Series B Convertible Preferred Stock are not entitled to vote on any merger or consolidation involving Rouse or a sale of all or substantially all of the assets of Rouse. See "--Conversion Price Adjustments" below.

Conversion Rights

   Shares of Series B Convertible Preferred Stock are convertible, in whole or in part, at any time, at the option of the holders thereof, into shares of common stock at a conversion price of $38.125 per share of common stock (equivalent to a conversion rate of 1.311 shares of common stock for each share of Series B Convertible Preferred Stock), subject to adjustment as described below ("Conversion Price"). The right to convert shares of Series B Convertible Preferred Stock called for redemption terminates at the close of business on a redemption date.

   Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series B Convertible Preferred Stock shall have been surrendered and notice shall have been received by Rouse as aforesaid (and if applicable, payment of any amount equal to the dividend payable on such shares shall have been received by Rouse as described below) and the conversion shall be at the Conversion Price in effect at such time and on such date.

   Holders of shares of Series B Convertible Preferred Stock at the close of business on a dividend payment record date are entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion of such shares following such dividend payment record date and prior to such dividend payment date. However, shares of Series B Convertible Preferred Stock surrendered for conversion during the period between the close of business on any dividend payment record date and ending with the opening of business on the corresponding dividend payment date (except shares converted after the issuance of a notice of redemption with respect to a redemption date during such period or coinciding with such dividend payment date, which will be entitled to such dividend) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. A holder of shares of Series B Convertible Preferred Stock on a dividend record date who (or whose transferee) tenders any such shares for conversion into shares of common stock on such dividend payment date will receive the dividend payable by Rouse on such shares of Series B Convertible Preferred Stock on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of Series B Convertible Preferred Stock for conversion. Except as provided above, Rouse will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon such conversion.

   Fractional shares of common stock are not to be issued upon conversion but, in lieu thereof, Rouse will pay a cash adjustment based on the current market price of the common stock on the trading day prior to the conversion date.

Conversion Price Adjustments

   The Conversion Price is subject to adjustment upon certain events, including:

  (i) the payment of dividends (and other distributions) payable in common stock on any class of capital stock of Rouse;

  (ii) the issuance to all holders of common stock of certain rights or warrants entitling them to subscribe for or purchase common stock at a price per share less than the fair market value per share of common stock;

  (iii) subdivisions, combinations and reclassifications of common stock; and

  (iv) distributions to all holders of common stock of evidences of indebtedness of Rouse or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions paid in cash out of equity, including revaluation equity, applicable to common stock).

   In addition to the foregoing adjustments, Rouse may make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the common stock.

   In case Rouse shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the shares of common stock or sale of all or substantially all of Rouse's assets), in each case as a result of which shares of common stock will be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of Series B Convertible Preferred Stock, if convertible after the consummation of the transaction, will thereafter be convertible into the kind and amount of shares of stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of shares or fraction thereof of common stock into which one share of Series B Convertible Preferred Stock was convertible immediately prior to such transaction (assuming such holder of common stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). Rouse may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

   No adjustment of the Conversion Price is required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

Transfer Agent, Registrar, Dividend Disbursing Agent and Redemption Agent

   The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Series B Convertible Preferred Stock is The Bank of New York, New York, New York.

Increasing Rate Preferred Stock

General

   On February 22, 1996, the Board of Directors of Rouse classified, and authorized Rouse to issue, the Increasing Rate Preferred Stock as part of the 50,000,000 shares of authorized preferred stock. The Increasing Rate Preferred Stock is issuable only in connection with the Hughes Acquisition and only to Hughes Owners. Pursuant to the terms of the Contingent Stock Agreement, Rouse will be obligated to issue and deliver shares of Increasing Rate Preferred Stock to Hughes Owners if the representatives of the Hughes Owners (which representatives have been appointed under the Contingent Stock Agreement (the "Representatives")) require Rouse to issue and deliver such shares of Increasing Rate Preferred Stock following certain events of default under the Agreement.

   If and when issued, the Increasing Rate Preferred Stock will be validly issued, fully paid and nonassessable. The holders of Increasing Rate Preferred Stock will have no preemptive rights with respect to any shares of capital stock of Rouse or any other securities of Rouse convertible into or carrying rights or options to purchase any such shares. The Increasing Rate Preferred Stock will not be subject to any sinking fund. Unless exchanged for common stock or redeemed, the Increasing Rate Preferred Stock will have a perpetual term, with no maturity. The shares of common stock issuable upon the exchange of Increasing Rate Preferred Stock will be listed on the NYSE.

Ranking

   The Increasing Rate Preferred Stock will rank equally with any Parity Stock (as defined below) and will rank senior to the Junior Preferred Stock, the common stock and any other Increasing Rate Junior Stock (as defined below) with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up.

   While any shares of Increasing Rate Preferred Stock are outstanding, unless Rouse first obtains the consent of the Representatives or the consent of the holders of at least 66 2/3% of the outstanding shares of Increasing Rate Preferred Stock, Rouse may not, either directly or indirectly or through a merger or consolidation of Rouse with another entity (a "Rouse Merger"):

  (i) issue (or approve the issuance of) or increase the authorized number of shares of any Increasing Rate Parity Dividend Stock, Increasing Rate Parity Liquidation Stock or Increasing Rate Prior Stock (as such terms are defined below);

  (ii) declare, pay or set apart funds for the payment of any dividends (other than dividends payable in Increasing Rate Junior Stock) or make any other distribution on or with respect to shares of Increasing Rate Junior Stock;

  (iii) declare, pay or set apart funds for the payment of any dividends (other than dividends payable in Increasing Rate Junior Stock) or make any other distribution on or with respect to shares of Increasing Rate Parity Dividend Stock or Increasing Rate Parity Liquidation Stock, unless simultaneously therewith a proportionate dividend on the Increasing Rate Preferred Stock is ratably distributed; or

  (iv) redeem, retire or otherwise acquire for value or set apart any funds for the redemption or purchase of any shares of Increasing Rate Junior Stock (other than common stock to effect an Exchange (as defined below)) or any warrant, option or right to acquire shares thereof.

   "Increasing Rate Junior Stock" means the common stock and any other capital stock of Rouse ranking junior to the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of Rouse, whether voluntary or involuntary, or with respect to the payment of dividends.

   "Increasing Rate Parity Dividend Stock" means any capital stock of Rouse ranking on a parity with the Increasing Rate Preferred Stock with respect to the payment of dividends.

   "Increasing Rate Parity Liquidation Stock" means any capital stock of Rouse ranking on a parity with the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of Rouse, whether voluntary or involuntary.

   "Parity Stock" means any capital stock of Rouse ranking on a parity with the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of Rouse, whether voluntary or involuntary, or with respect to the payment of dividends.

   "Increasing Rate Prior Stock" means any capital stock of Rouse ranking prior to the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of Rouse, whether voluntary or involuntary, or with respect to the payment of dividends.

Dividends

   Holders of shares of Increasing Rate Preferred Stock will be entitled to receive for each such share, when and as declared by the Board of Directors of Rouse, out of funds of Rouse legally available for payment, cumulative cash dividends on the Liquidation Value (as defined below) of such share at the Dividend Rate (as defined below). Dividends on the Increasing Rate Preferred Stock will be payable semi-annually (each, a "Dividend Payment Date") at such rate on the first business day following the end of each six-month period beginning January 1 and July 1 of each year (each such six-month period, a "Dividend Period"). Dividends will be payable to holders of record as they appear on the stock records of Rouse at the close of business 15 days prior to the end of the applicable Dividend Period. Dividends on shares of Increasing Rate Preferred Stock (whether or not earned or declared) will accrue from the date of issuance of such shares (the "Issue Date") until such shares are redeemed or exchanged as described below. Dividends will be cumulative from the Issue Date, whether or not in any Dividend Period or Periods there are funds of Rouse legally available for the payment of such dividends. Accumulations of dividends on shares of Increasing Rate Preferred Stock will not bear interest.

   Unless all accrued and unpaid dividends on Increasing Rate Preferred Stock have been paid in full or funds sufficient for such payment have been set apart therefor, Rouse may not:

  (i) pay or set apart funds for the payment of any dividend with respect to any Junior Dividend Stock (as defined below);

  (ii) pay or set apart funds for the payment of any dividend with respect to any Increasing Rate Parity Dividend Stock, other than pro rata with, and recognizing all accrued and unpaid dividends on, the Increasing Rate Preferred Stock and all other classes or series of Increasing Rate Parity Dividend Stock;

  (iii) make any distribution (other than in Junior Dividend Stock) on, redeem or purchase any Junior Liquidation Stock; or

  (iv) make any distribution on, redeem or purchase any Increasing Rate Parity Liquidation Stock.

   To the extent that Rouse does not have sufficient funds to pay (or set apart for payment) the full amount of accrued but unpaid dividends on the Increasing Rate Preferred Stock on any given Dividend Payment Date, any payments made (or funds set apart for such payments) by Rouse in respect of such dividends will be made ratably to the holders of such Increasing Rate Preferred Stock in proportion to the number of shares held by them.

   "Base Rate" means:

  (i) with respect to the Dividend Period during which Rouse issues shares of Increasing Rate Preferred Stock for the first time, the dividend rate, as determined by a nationally recognized investment banking firm selected by Rouse for such purpose and reasonably acceptable to the Representatives, which would be required in order for Rouse to successfully sell at par (i.e., stated liquidation value), in a private placement transaction, a class or series of its perpetual preferred stock as of such time; and

  (ii) with respect to each subsequent Dividend Period, the dividend rate, as determined by a nationally recognized investment banking firm selected by Rouse for such purpose and reasonably acceptable to the Representatives, which would be required in order for Rouse to successfully sell at par (i.e., stated liquidation value), in a private placement transaction, a class of its perpetual preferred stock as of the first day of such Dividend Period.

   "Dividend Rate" means a rate per annum equal to the Base Rate plus the Spread, in each case as in effect during a Dividend Period; provided, however, that in the event that any share of Increasing Rate Preferred Stock shall have an Issue Date other than on the first day of any Dividend Period, the Dividend Rate with respect to such share during the Dividend Period in which such Issue Date occurs shall be calculated on the basis of the applicable Dividend Rate for such Dividend Period for the period commencing with the Issue Date to and including the last day of such Dividend Period.

   "Junior Dividend Stock" means common stock and any other capital stock of Rouse ranking junior to the Increasing Rate Preferred Stock with respect to the payment of dividends.

   "Junior Liquidation Stock" means common stock and any capital stock of Rouse junior to the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of Rouse, whether voluntary or involuntary.

   "Liquidation Value" means, with respect to a share of Increasing Rate Preferred Stock, $100 plus all dividends (whether or not earned or declared), accrued and unpaid on such share.

   "Spread" (i) for the Dividend Period during which Rouse issues shares of Increasing Rate Preferred Stock for the first time shall be 3.50% per annum and
(ii) for each Dividend Period thereafter shall be the Spread for the immediately preceding Dividend Period plus 0.50%.

Redemption

   Any holder of Increasing Rate Preferred Stock may elect to have Rouse redeem all or any portion of such holder's shares on any Dividend Payment Date (the "Redemption Date") by delivering to Rouse a redemption notice at least 30 but not more than 60 days prior to such Redemption Date; provided, however, that any shares subject to redemption must have been issued at least one year prior to the date of such redemption notice.

   For each share of Increasing Rate Preferred Stock to be redeemed, Rouse must pay on the Redemption Date an amount equal to the sum of (i) 110% of the Liquidation Value of such share as of such Redemption Date plus (ii) all accrued and unpaid dividends (whether or not earned or declared) on such share as of such Redemption Date. In the event Rouse is required to redeem shares of the Increasing Rate Preferred Stock but does not have sufficient funds legally available to redeem all such shares, Rouse must apply the funds it does have legally available to redeem on a ratable basis as many shares subject to redemption as is possible. If Rouse fails to redeem all shares required to be redeemed by it on any given Redemption Date because of insufficient legally available funds, the holders of Increasing Rate Preferred Stock will be able to exercise the Special Voting Right described below.

Exchange

   Rouse may, at its option, exchange shares of common stock on any Dividend Payment Date (an "Exchange Date") for any or all shares of Increasing Rate Preferred Stock outstanding on such Exchange Date (each, an "Exchange"), provided that in connection with such Exchange, (i) Rouse delivers an exchange notice at least 30 but not more than 60 days prior to such Exchange Date and
(ii) on the Exchange Date, Rouse pays each holder of the shares of Increasing Rate Preferred Stock to be exchanged an amount equal to all accrued but unpaid dividends on such shares to such Exchange Date. The number of shares of common stock to be exchanged for each share of Increasing Rate Preferred Stock will be a number equal to the Liquidation Value divided by the Current Share Value on the last day of the Dividend Period immediately preceding the Exchange Date. If, in connection with an Exchange, Rouse intends to exchange fewer than all the outstanding shares of Increasing Rate Preferred Stock, the number of shares of Increasing Rate Preferred Stock to be exchanged will be determined ratably among the holders of such stock according to the respective number of shares held by them.

Liquidation

   The holders of shares of Increasing Rate Preferred Stock will be entitled to receive in the event of any liquidation, dissolution or winding up of Rouse, whether voluntary or involuntary, the Liquidation Value for each share of Increasing Rate Preferred Stock (the "Junior Preferred Liquidation Preference"), and no more.

   Until the holders of the Increasing Rate Preferred Stock have been paid the Junior Preferred Liquidation Preference in full, no payment may be made to any holder of Junior Liquidation Stock upon the liquidation, dissolution or winding up of Rouse. If, upon any liquidation, dissolution or winding up of Rouse, the assets of Rouse, or any proceeds thereof, distributable among the holders of the shares of Increasing Rate Preferred Stock are insufficient to pay in full the Junior Preferred Liquidation Preference, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Increasing Rate Preferred Stock ratably in accordance with the respective amounts which would be payable on such shares of Increasing Rate Preferred Stock if all amounts payable thereon were paid in full. Neither a merger or consolidation of Rouse with or into another entity nor a voluntary sale, lease, conveyance, exchange or transfer of all or substantially all of Rouse's assets (except in connection with a plan of liquidation, dissolution or winding up of Rouse) will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of Rouse.

Voting Rights

   Except as described below, or except as otherwise from time to time required by applicable law, the holders of shares of Increasing Rate Preferred Stock will have no voting rights.

   Whenever

  (i) any accrued but unpaid dividends on the Increasing Rate Preferred Stock (whether or not earned or declared) are in arrears for at least one Dividend Period,

  (ii) Rouse fails to effect any redemption described above or

  (iii) Rouse fails to effect any Exchange,

then

  (x) the number of directors then constituting the Board of Directors of Rouse will be increased by one and

  (y) the holders of shares of Increasing Rate Preferred Stock, voting separately as a class, will have the exclusive right (the "Special Voting Right") to elect a director to fill such vacancy either (1) at a properly called special meeting of the holders of the Increasing Rate Preferred Stock called for such purpose or (2) at any annual meeting of stockholders of Rouse.

   Holders of Increasing Rate Preferred Stock will have the right to exercise the Special Voting Right until such time as:

  (i) all accumulated dividends on the Increasing Rate Preferred Stock shall have been paid in full;

  (ii) all redemptions required to be made on any Redemption Date shall have been made; and

  (iii) all Exchanges required to be made shall have been made.

In exercising the Special Voting Right, each share of Increasing Rate Preferred Stock will be entitled to one vote.

   In addition, so long as any shares of Increasing Rate Preferred Stock are outstanding, the consent of the Representatives or the affirmative vote of the holders of 66 2/3% of the shares of the Increasing Rate Preferred Stock is required to issue any preferred stock on parity with or senior to the Increasing Rate Preferred Stock, amend the articles supplementary relating to the Increasing Rate Preferred Stock, issue or take certain actions affecting the Increasing Rate Preferred Stock or make distributions with respect to stock on parity with or junior to the Increasing Rate Preferred Stock.

Transfer Agent and Registrar

   The transfer agent and registrar for the Increasing Rate Preferred Stock will be The Bank of New York, New York, New York.

Junior Preferred Stock

General

   On February 22, 1996, the Board of Directors of Rouse classified, and authorized Rouse to issue, up to 37,362 shares of the Junior Preferred Stock as part of the 50,000,000 shares of authorized preferred stock.

   In connection with the Hughes Acquisition, 37,362 shares of Junior Preferred Stock were issued to a non-REIT subsidiary of Rouse and are currently outstanding.

Ranking

   The Junior Preferred Stock ranks senior to the common stock and junior to all other preferred stock (unless the terms of such preferred stock specifically provide that it will rank junior to or on parity with the Junior Preferred Stock), with respect to payment of dividends and amounts upon liquidation, dissolution or winding up.

Dividends

   Holders of shares of Junior Preferred Stock are entitled to receive for each such share, when and as declared by the Board of Directors of Rouse, out of funds of Rouse legally available for payment, a cumulative annual cash dividend equal to the greater of (i) 10.25% of the liquidation preference of such Junior Preferred Stock (the "Junior Preferred Liquidation Preference") or (ii) the lesser of 200% of the amount determined under clause (i) above or the Junior Preferred Liquidation Preference divided by the average closing price of common stock used to determine the exchange ratio in connection with the Hughes Acquisition (the "Multiplier") multiplied by the aggregate per share amount of all cash and non-cash dividends (other than dividends payable in common stock), subject to adjustment for stock splits, combinations and dividends on the common stock. Accumulations of dividends on shares of Junior Preferred Stock will not bear interest.

   Until all accumulated dividends are paid in full, Rouse may not, without first obtaining the consent of the holders of at least 66 2/3% of the outstanding shares of Junior Preferred Stock, (i) declare or pay dividends on or make any other distribution on, or redeem or purchase or otherwise acquire for consideration any shares of Rouse's capital stock ranking junior to the Junior Preferred Stock (other than such shares acquired in exchange for other shares of Rouse's capital stock ranking junior to the Junior Preferred Stock),
(ii) declare or
pay dividends on or make any other distributions on any shares of Rouse's capital stock ranking on parity with the Junior Preferred Stock other than dividends payable ratably on the Junior Preferred Stock and any other parity stock or (iii) redeem or purchase or otherwise acquire for consideration any shares of Rouse's capital stock ranking on a parity with the Junior Preferred Stock, except pursuant to an offer that treats fairly and equitably all holders of Junior Preferred Stock and such parity stock.

Redemption

   The Junior Preferred Stock is not subject to redemption.

Liquidation

   The holders of shares of Junior Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding up of Rouse, whether voluntary or involuntary, a liquidation preference for each share of Junior Preferred Stock equal to the greater of (i) the sum of $4,148.60 plus all accrued and unpaid dividends on such share to the date of payment and (ii) an amount equal to the Multiplier multiplied by the aggregate per share amount to be distributed to holders of common stock in connection with such liquidation, dissolution or winding up, in each case subject to adjustment for stock splits, combinations and dividends on the common stock. Until the holders of the Junior Preferred Stock have been paid their aggregate liquidation preference in full, no payment will be made to (i) any holder of Rouse's capital stock ranking on a parity with the Junior Preferred Stock, except distributions made ratably on the Junior Preferred Stock and any stock ranking on parity therewith or (ii) any holder of Rouse's capital stock ranking junior to the Junior Preferred Stock.

Voting Rights

   Except as otherwise from time to time required by applicable law, the holders of shares of Junior Preferred Stock have no voting rights; however, when dividends are in arrears, a vote of 66 2/3% of the outstanding shares is required for Rouse to pay distributions on or redeem any stock junior to or on parity with the Junior Preferred Stock.

Consolidation, Merger

   In the event of a merger, consolidation or other transaction in which shares of common stock are exchanged for cash, stock, securities or other property, holders of Junior Preferred Stock are entitled to receive for each share of their stock the per share consideration received by holders of common stock multiplied by the Multiplier, subject to adjustment for stock splits, combinations and dividends on the common stock.

                         DESCRIPTION OF DEBT SECURITIES

   The following description of the terms of the debt securities that Rouse may issue under this prospectus sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by the prospectus supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such Offered Debt Securities.

   The Offered Debt Securities are to be issued under an Indenture (the "Indenture") between Rouse and The First National Bank of Chicago, as trustee (the "Trustee"), a copy of which Indenture is filed as an exhibit to the registration statement. The following summaries of certain provisions of the Indenture and the debt securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms and of those terms made a part thereof by the Trust Indenture Act. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference. Certain defined terms in the Indenture are capitalized herein.

General

   The debt securities will be unsecured obligations of Rouse.

   The debt securities to be offered by this prospectus are limited to $2,251,000,000 in aggregate issue price. The Indenture does not limit the amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more series. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of any Holder, for issuances of additional debt securities of such series. (Section
301) The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of debt securities.

   Reference is made to the prospectus supplement relating to the Offered Debt Securities for the following terms, where applicable, of the Offered Debt
Securities:

  (1) the title of the Offered Debt Securities or series of which they are a part;

  (2)  any limit on the aggregate principal amount of the Offered Debt
       Securities;

  (3) the date or dates, or the method or methods, if any, by which such date or dates shall be determined, on which the principal of such Offered Debt Securities will be payable;

  (4) the rate or rates (which may be fixed, floating or adjustable) at which the Offered Debt Securities will bear interest, if any, the date or dates from which such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date;

  (5) the place or places where the principal of and any premium and interest on such Offered Debt Securities will be payable;

  (6) the period or periods within which, the price or prices at which and the terms and conditions upon which such Offered Debt Securities may be redeemed, in whole or in part, at the option of Rouse;

  (7) the obligation, if any, of Rouse to redeem or purchase any of such Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Offered Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation;

  (8) the denominations in which such Offered Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

  (9) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on such Offered Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time);

  (10) if the amount of payments of principal of or any premium or interest on such Offered Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

  (11) if the principal of or any premium or interest on such Securities is to be payable, at the election of Rouse or a Holder thereof, in one or more currencies or currency units other than those in which the Offered Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made;

  (12) if other than the principal amount thereof, the portion of the principal amount of such Offered Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof;

  (13) if applicable, that such Offered Debt Securities are defeasible as provided in the Indenture;

  (14) whether such Offered Debt Securities are convertible into or exchangeable for common stock, preferred stock or other securities and the terms and conditions upon which such conversion or exchange will be effected;

  (15)  whether such Offered Debt Securities will be issuable in whole or in part in the form of one or more Global Securities and, if so, the depositary or Depositaries for such Global Security or Global Securities and any circumstances other than those described under "Global Securities" in which any such Global Security may be transferred to, and registered and exchanged for Securities registered in the name of a Person other than the depositary for such Global Security or a nominee thereof and in which any such transfer may be registered;

  (16) any addition to, or modification or deletion of, any Events of Default or covenants provided for with respect to the Offered Debt Securities;

  (17) the terms, if any, pursuant to which the Offered Debt Securities will be made subordinate and subject in right of payment to the prior payment in full of all Senior Indebtedness of Rouse, and the definition of any such Senior Indebtedness; and

  (18) any other terms of such Offered Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

   Unless otherwise indicated in the prospectus supplement relating to Offered Debt Securities, principal of and any premium or interest on the debt securities will be payable, and the debt securities will be exchangeable and transfers thereof will be registrable, at the office of the Trustee at its principal executive offices (see "Concerning the Trustee"), provided that, at the option of Rouse, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (Sections 301, 305 and 1002) Any payment of principal and any premium or interest required to be made on an Interest Payment Date, Redemption Date or at Maturity which is not a Business Day need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Redemption Date or at Maturity, as the case may be, and no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date or Maturity. (Section 113)

   Unless otherwise indicated in the prospectus supplement relating to Offered Debt Securities, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. (Section 302) No service charge will be made for any transfer or exchange of the debt securities, but Rouse may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

   Debt securities may be issued under the Indenture as Original Issue Discount Securities (as defined below) to be offered and sold at a substantial discount from their stated principal amount. In addition, under Treasury Regulations it is possible that debt securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities (or other debt securities treated as issued at an original issue discount) will be described in the prospectus supplement relating thereto. "Original Issue Discount Security" means a security, including any security that does not provide for the payment of interest prior to Maturity, which is issued at a price lower than the principal amount thereof and which provides that upon redemption or acceleration of the Stated Maturity thereof an amount less than the principal amount thereof shall become due and payable. (Section 101)

Global Securities

   The debt securities of a series may be issued in the form of one or more Global Securities that will be deposited with a depositary or its nominee identified in the prospectus supplement relating to the Offered Debt Securities. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities.

   Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the depositary for such Global Security to a nominee of such depositary and except in the circumstances described in the prospectus supplement relating to the Offered Debt Securities. (Sections 204 and 305) The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to such series.

Certain Covenants

Limitation on the Incurrence of Debt

   Rouse and its consolidated Subsidiaries may not incur any Debt if, after giving effect to such Incurrence, the Ratio Calculation is less than 1.1 to 1.

   Notwithstanding the foregoing paragraph, Rouse and its consolidated Subsidiaries may incur the following additional Debt without regard to the foregoing limitation (although the additional Debt so incurred will be included in the determination of the Consolidated Coverage Ratio thereafter):

  (i) Debt Securities issued under the Indenture not to exceed an aggregate issue price of $150,000,000;

  (ii) intercompany Debt (representing Debt to which the only parties are Rouse and any of its consolidated Subsidiaries (but only so long as such Debt is held solely by any of Rouse and its consolidated Subsidiaries));

  (iii) any drawings or redrawings under lines of credit existing on the date of the Indenture and any new lines of credit or replacements, amendments or extensions of existing lines of credit, provided, however, that the maximum amount that may be drawn under all lines of credit pursuant to this clause (iii) may not at any time exceed the maximum amount that may be drawn under all lines of credit that exist as of the date of the Indenture;

  (iv) refinancings, renewals, refundings or extensions of any Debt, in any case in an amount not to exceed the principal amount of the Debt so refinanced plus any prepayment premium or accrued interest, provided that

    (a)  such refinancing Debt is either

      (I) Debt of Rouse that ranks equally with or junior to the Debt being refinanced,

      (II) Debt of a Subsidiary that Rouse or another Subsidiary guarantees or

      (III)  Debt of a Subsidiary and

    (b) such refinancing Debt (giving effect to any right of the holder thereof to require, directly or indirectly, an early repayment, defeasance or retirement of such Debt) either has a weighted average life equal to or longer than the remaining weighted average life of the Debt being refinanced or has a minimum term of five years;

  (v) third party Debt of a Subsidiary, including Debt of a Subsidiary that carries a Rouse guarantee of repayment, directly relating to the development of projects or the expansion, renovation or improvement of existing properties;

  (vi) third party Debt of a Subsidiary directly relating to the acquisition of assets;

  (vii) reimbursement obligations under letters of credit, bankers' acceptances or similar facilities, provided that at the time of incurring any additional obligations pursuant to this clause (vii) the amount of all such obligations, whether or not currently due, aggregate at any time less than 5% of Consolidated Net Tangible Assets at such date;

  (viii) Debt that by its terms is subordinate in right of payment to the other Debt of Rouse, provided, however, that, pursuant to clauses
          (i) through (ix), the aggregate issue price of such subordinated Debt may not at any time exceed the aggregate principal amount of such subordinated Debt as of the date of the Indenture plus $100,000,000;

  (ix)  Attributable Debt; and

  (x) in addition to Debt referred to in clauses (i) through (ix) above, Debt in the aggregate principal amount of $50,000,000 which is to be used only for working capital purposes. (Section 1008)

Limitation on Sale/Leaseback Transactions

   Rouse will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any bank, insurance company or other lender or investor (not including Rouse or any consolidated Subsidiary) or to which any such lender or investor is a party, providing for the leasing by Rouse or any such Restricted Subsidiary for a period, including renewals, in excess of three years, of any Principal Property owned by Rouse or such

Restricted Subsidiary, which has been or is to be sold or transferred more than one year after either the acquisition thereof or the completion of construction and commencement of full operation thereof by Rouse or any such Restricted Subsidiary, to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such Principal Property (herein referred to as a "Sale/Leaseback Transaction") unless (A) the aggregate amount of Attributable Debt for the proposed and all existing Sale/Leaseback Transactions is less than 10% of Consolidated Net Tangible Assets and (B) if the Ratio Calculation is less than 1.1 to 1 after giving effect to the proposed Sale/Leaseback Transaction, Rouse and its Subsidiaries, within 270 days after the sale or transfer shall have been made by Rouse or by any such Restricted Subsidiary, must apply an amount equal to the net proceeds of the sale of the Principal Property sold and leased back pursuant to such arrangement to either (or a combination of) (x) the purchase of property, facilities or equipment (other than the property, facilities or equipment involved in such Sale/Leaseback Transaction) or (y) the retirement of Debt of Rouse or a Restricted Subsidiary, including the debt securities issued under the Indenture, which either has an initial term of greater than 12 months or is a bona fide acquisition loan or a construction or bridge loan entered in connection with a construction project or other real estate development. (Section 1009)

Certain Definitions

   "Asset" means, with respect to one or more transactions occurring within any 12-month period, any asset or group of assets of Rouse or its Subsidiaries (including, but not limited to, all balance sheet items and all intangible assets including management contracts, goodwill and trade secrets) with a fair market or book value, whichever is larger, greater than 5% of Consolidated Net Tangible Assets on the date of such transaction.

   "Attributable Debt" shall mean, as to any particular lease under which Rouse or any Restricted Subsidiary is at the time liable, at any date as of which the amount thereof is to be determined, the lesser of (i) the fair value of the property subject to such lease (as determined by certain officers of Rouse as set forth in the Indenture) or (ii) the total net amount of rent required to be paid by Rouse under such lease during the remaining term thereof, discounted from the respective due dates thereof to such date at the rate of interest per annum equal to 8.5%, compounded semi-annually. The net amount of rent required to be paid under any such lease for any such period shall be the amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

   "Capital Lease Obligations" of any Person means the obligations to pay rent or other amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which are required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles, and the amount of such obligations shall be the capitalized amount thereof in accordance with generally accepted accounting principles and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

   "Consolidated Coverage Ratio" of any Person means for any period the ratio of (i) EBDT for such period plus Consolidated Interest Expense for the same period for such Person to (ii) Consolidated Interest Expense for the same period for such Person.

   "Consolidated Interest Expense" means with respect to any Person for any period the Consolidated Interest Expense included in a consolidated income statement (without deduction of consolidated interest income) of such Person for such period (based on the accounting principles reflected in Rouse's Consolidated Statement of Operations for the nine months ended September 30, 1994 contained in Rouse's Form 10-Q for such period), including without limitation or duplication (or, to the extent not so included, with the addition of):

  (i) the portion of any rental obligation in respect of any Capital Lease Obligation allocable to interest expense in accordance with generally accepted accounting principles;

  (ii)  the amortization of Debt discount;

  (iii) any payments or fees (other than up-front fees) with respect to letters of credit, bankers' acceptances or similar facilities;

  (iv) fees (other than up-front fees) with respect to interest rate swap or similar agreements, or foreign currency hedge, exchange or similar agreements;

  (v) the interest portion of any rental obligation with respect to any Sale/Leaseback Transaction (determined as if such obligations were treated as a Capital Lease Obligation); and

  (vi) any dividends attributable to any equity security which may be converted into a debt security of Rouse at any time or is mandatorily redeemable for cash within 20 years from its initial issuance.

   "Consolidated Net Tangible Assets" shall mean the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom

  (i) all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed and excluding current maturities of long-term indebtedness and Capital Lease Obligations) and

  (ii) all goodwill, all as shown in the consolidated balance sheet of Rouse and its Subsidiaries as of the end of the latest fiscal quarter for which consolidated Financial Statements are available.

   "Debt" means (without duplication), with respect to any Person:

  (i)  every obligation of such Person for money borrowed;

  (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, but excluding any trade payments and other accrued current liabilities arising in the ordinary course of business;

  (iii) every currently due reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person;

  (iv) every obligation of such Person issued or assumed as the deferred purchase price of property (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business which are not overdue by more than 90 days or which are being contested in good faith);

  (v)  every Capital Lease Obligation of such Person;

  (vi) the maximum fixed redemption or repurchase price of any equity security which may be converted into a debt security of such Person at any time or is mandatorily redeemable for cash within 20 years from its initial issuance; and

  (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or for which such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

   "EBDT" shall mean Earnings Before Depreciation and Deferred Taxes from Operations for Rouse and its consolidated Subsidiaries based on the accounting principles reflected in Rouse's Consolidated Statement of Operations for the nine months ended September 30, 1994 contained in Rouse's Form 10-Q for such period, and assuming that any dividends paid on any equity security shall not be deducted in calculating EBDT unless such equity security may be converted into a debt security at any time or is mandatorily redeemable for cash within 20 years from its initial issuance.

   "incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of any such Person (and "incurrence," "incurred," "incurrable" and "incurring" shall have meanings correlative to the foregoing); provided that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an incurrence of such Debt.

   "Principal Property" shall mean any land, and any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, in each case the net book value of which on the date as of which the determination is being made exceeds 2% of Consolidated Net Tangible Assets at such date; provided, however, that Principal Property shall not include:

  (i) any building, structure or facility which, in the opinion of the Board of Directors of Rouse, is not of material importance to the total business conducted by Rouse and its Subsidiaries as an entirety; or

  (ii) any portion of a particular building, structure or facility which, in the opinion of the Board of Directors of Rouse, is not of material importance to the use or operation of such building, structure or facility.

   "Ratio Calculation" shall mean that, immediately after either the incurrence of such Debt or the sale of or other disposal of such Asset, as the case may be, Rouse, or its agent, shall calculate the Consolidated Coverage Ratio for the four full fiscal quarter period preceding such incurrence, sale or disposal for which consolidated Financial Statements are available. In making such calculation, (a) the Consolidated Interest Expense attributable to interest on any Debt to be incurred bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire period and (b) with respect to any Debt which bears, at the option of Rouse, a fixed or floating rate of interest, Rouse shall apply the same rate for purposes of calculating the Consolidated Coverage Ratio as it chooses to apply to the Debt. In addition, such calculation shall be performed using the consolidated Financial Statements which shall be reformulated on a pro forma basis as if such Debt had been incurred or such Asset had been sold or otherwise disposed of, as the case may be, at the beginning of such four fiscal quarter period. Such reformulation shall give effect, as if the relevant event had occurred at the beginning of such four fiscal quarter period, to any actual use of proceeds of such Debt being incurred or Asset being sold or disposed of and to any incurrences or repayments of Debt and other sales, disposals or acquisitions of Assets occurring after the end of the last quarter for which there are consolidated Financial Statements available. If any portion of the proceeds has not been used, it shall be assumed that such portion of the proceeds was invested in one-year Treasury bills on the first day of such four fiscal quarter period.

   "Restricted Subsidiary" shall mean any subsidiary of Rouse which has a 50% or greater ownership interest in a Principal Property or Properties.

Events of Default

   The following are Events of Default under the Indenture with respect to debt securities of any series issued under the Indenture:

  (a) failure to pay principal of or premium, if any, on any debt security of that series when due;

  (b) failure to pay any interest on any debt security of that series when due, continued for 30 days;

  (c) failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

  (d) failure to perform any other covenant of Rouse in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of debt securities other than that series), continued for 60 days after written notice as provided in the Indenture;

  (e)  certain events in bankruptcy, insolvency or reorganization;

  (f) a default under any bond, debenture, note, mortgage, indenture or other evidence of indebtedness for money borrowed by Rouse (or by any Subsidiary, the repayment of which Rouse has guaranteed or for which Rouse is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 10 days after written notice as provided in the Indenture; and

  (g) any other Event of Default provided with respect to debt securities of that series. (Section 501) No Event of Default with respect to a particular series of debt securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of debt securities issued thereunder.

   The Trustee shall, within 90 days after the occurrence of a default with respect to debt securities of any series, give all holders of debt securities of such series then outstanding notice of all uncured defaults known to it (the term default to mean the events specified above without grace periods), provided that, except in the case of a default in the payment of principal of and any premium or interest on any debt security of any series, or in the payment of any sinking fund installment with respect to debt securities of any series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of all holders of debt securities of such series then outstanding. (Trust Indenture Act of 1939)

   If an Event of Default with respect to Outstanding debt securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502) For information as to waiver of defaults, see "Modification and Waiver."

   Reference is made to the prospectus supplement relating to each series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

   The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during the default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 601) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of that series. (Section 512)

   Rouse will furnish to the Trustee annually a certificate as to compliance by Rouse with all conditions and covenants under the Indenture. (Section 1004)

Consolidation, Merger, Sale, Conveyance and Lease

   The Indenture permits Rouse to consolidate or merge with or into any other entity or entities, or to sell, convey or lease all or substantially all of its Assets to any other entity authorized to acquire and operate the same; provided, however, that

  (i) the Person (if other than Rouse) formed by such consolidation, or into which Rouse is merged or which acquires or leases substantially all of the Assets of Rouse, expressly assumes Rouse's obligations on debt securities issued under the Indenture and under the Indenture itself,

  (ii) Rouse or such successor entity shall not immediately after such consolidation or merger, or such sale, conveyance or lease, be in default in the performance of any covenant or condition of the Indenture,

  (iii) Rouse or such successor entity shall not, immediately after giving effect to such consolidation or merger, or such sale, conveyance or lease, have a Ratio Calculation of less than 1.1 to 1 and

  (iv)  certain other conditions are met. (Section 801)

Satisfaction, Discharge and Defeasance

   The prospectus supplement will state if any defeasance provisions will apply to the Offered Debt Securities.

   The Indenture provides that, if applicable, Rouse will be discharged from any and all obligations in respect of the debt securities of any series issued under the Indenture (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on the debt securities of such series on the respective Stated Maturities in accordance with the terms of the Indenture and the debt securities of such series. Such a trust may only be established if, among other things, Rouse has delivered to the Trustee an Opinion of Counsel to the effect that Rouse has received from, or there has been published by, the Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Sections 1302 and 1304)

   The Indenture provides that, if applicable, Rouse shall be released from its obligations with respect to such debt securities then outstanding under Sections 1005 through 1009, inclusive, Section 1011 and Section 801 of the Indenture and such other obligations as shall be set forth in any supplemental indenture for the debt securities, and the occurrence of an Event of Default specified in Sections 501(3), 501(4) (with respect to any of Sections 1005 through 1009, inclusive, Section 1011 and Section 801 and such other obligations), 501(5) and 501(8) of the Indenture shall be deemed not to result in an Event of Default, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on the debt securities of such series on the Stated Maturities in accordance with the terms of the Indenture and the debt securities of such series. The obligations of Rouse under the Indenture and the debt securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Event of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, Rouse has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for Rouse) to the effect that the Holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the event Rouse exercises this option with respect to the debt securities of any series as described above and the debt securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the debt securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the debt securities of such series at the time of the acceleration resulting from such Event of Default. However, Rouse shall remain liable for such payments. (Sections 1303 and 1304)

Modification and Waiver

   Modifications and amendments of the Indenture may be made by Rouse and the Trustee with the consent of the Holders of a majority in principal amount of the Outstanding debt securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding debt security affected thereby,

  (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any debt security,

  (b) reduce the principal amount of, or any premium or interest on, any debt security,

  (c) reduce the amount of principal of an Original Issue Discount Security or other security payable upon acceleration of the Maturity thereof,

  (d) change the place or currency of payment of principal of, or any premium or interest on, any debt security,

  (e) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security,

  (f) reduce the percentage in principal amount of Outstanding debt securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture,

  (g) reduce the percentage in principal amount of Outstanding debt securities of any series necessary for waiver of certain defaults or

  (h) modify such provisions with respect to modification and waiver. (Section 902)

   The Holders of a majority in principal amount of the Outstanding debt securities of any series may on behalf of the Holders of all debt securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of or premium, if any, or interest on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding debt security of that series affected. (Section
513)

Governing Law

   The Indenture and the debt securities will be governed by, and construed in accordance with, the law of the State of New York, but without regard to principles of conflict of laws. (Section 112)

Concerning the Trustee

   The First National Bank of Chicago, a national banking association duly organized and existing under the laws of the United States of America, with its principal offices at One First National Plaza, Suite 0126, Chicago, Illinois 60670, will act as Trustee for the benefit of the Holders of the debt securities under the Indenture. The Trustee also serves as the trustee under the indenture in respect of (i) Rouse's $120,000,000 aggregate principal amount of

8.5% Notes due January 15, 2003, (ii) Rouse's $150,000,000 aggregate issue amount of Medium-Term Notes due Nine Months or More from Date of Issue and
(iii) $141,753,000 aggregate principal amount of 9 1/4% Junior Subordinated Debentures due 2025. Rouse maintains other banking relationships with the Trustee in the ordinary course of business, including (i) maintaining a $450,000,000 unsecured revolving line of credit in which the Trustee is a participating lender and the Administrative Agent, and a $350,000,000 unsecured term loan (which is subject to reduction in certain circumstances) that provides bridge financing for certain acquisitions by Rouse, as to which term loan the Trustee is a participating lender and the Administrative Agent and
(ii) obtaining other loans from the Trustee.

                             SELLING SECURITYHOLDER

   All of the shares of common stock (the "Shares") and notes (the "Notes") of Rouse offered by the selling securityholder (collectively, the "Selling Securityholder Securities") are beneficially owned by Teachers Insurance and Annuity Association of America, a New York corporation, and were issued to the selling securityholder in connection with the sale in November, 1998 by the selling securityholder to Rouse of the selling securityholder's interests in certain real property previously jointly owned by the selling securityholder and Rouse through Rouse-Teachers Properties, Inc., a Delaware corporation. In addition to the joint ownership of this real property and the ownership of the Shares, the selling securityholder has acted as a mortgage lender to Rouse with respect to certain real property owned by Rouse and certain of its affiliates within the past three years. Other than the joint ownership of this real property, the ownership of the Shares and the financing arrangements referred to above, the selling securityholder has had no material relationship with Rouse or any of its affiliates within the past three years. In addition to the Shares, the selling securityholder beneficially owns the number of shares of common stock set forth in the table below. Since the selling securityholder may sell all, some or none of the Shares, no estimate can be made of the aggregate number of Shares that are to be offered hereby or that will be beneficially owned by the selling securityholder upon completion of the offering contemplated by this prospectus. The terms of Notes will be described in a prospectus supplement to this prospectus.

                                                              Maximum Aggregate
                                            Number of Shares  Number of Shares
                 Selling                         Held at          Which May
              Securityholder                November 30, 1998    be Offered
              --------------                ----------------- -----------------
Teachers Insurance and Annuity Association      3,545,782         3,525,782
 of America

                              PLAN OF DISTRIBUTION

Sale of Securities by Rouse

   Rouse may sell securities to or through one or more underwriters or dealers and also may sell securities directly to institutional investors or other purchasers, or through agents.

   The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

   In connection with the sale of securities, underwriters or agents may receive compensation from Rouse or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from Rouse and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from Rouse will be described, in the related prospectus supplement.

   Under agreements which may be entered into by Rouse, underwriters and agents who participate in the distribution of securities may be entitled to indemnification by Rouse against certain liabilities, including liabilities under the Securities Act, or to contribution by Rouse with respect to payments they may be required to make in respect thereof.

   If so indicated in the related prospectus supplement, Rouse will authorize underwriters or other persons acting as Rouse's agents to solicit offers by certain institutions to purchase securities from Rouse pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by Rouse. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

   Until the distribution of the securities is completed, the rules of the Commission may limit the ability of underwriters and certain selling group members to bid for and purchase the securities. As an exception to these rules, underwriters are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.

   If any underwriters create a short position in the securities in connection with the offering, i.e., if they sell more securities than are set forth on the cover page of the applicable prospectus supplement, the underwriters may reduce that short position by purchasing securities in the open market.

   Underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase securities in the open market to reduce the underwriters' short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the securities to the extent that it discourages resales of the securities.

   Neither Rouse nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, neither Rouse nor any underwriter makes any representation that the underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

   The securities may or may not be listed on a national securities exchange (other than the common stock, which is listed on the NYSE). Any common stock sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance. No assurances can be given that there will be an active trading market for the securities.

   Certain of the underwriters or agents and their associates may engage in transactions with and perform services for Rouse or its affiliates in the ordinary course of their respective businesses.

Sale of Selling Securityholder Securities by the Selling Securityholder

   The Selling Securityholder Securities may be sold from time to time by the selling securityholder, or by pledgees, donees, transferees or other successors in interest, if any, who acquire the Selling Securityholder Securities. Sales of the Shares may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Sales of the Notes may be made in negotiated transactions. The Shares may be sold through one or more of the following transactions: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. The Notes may be sold through one or more of the following types of transactions: (a) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; and (b) transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the selling securityholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive compensation from the selling securityholder or from purchasers for whom they act in the form of discounts, concessions or commissions. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.

   Upon Rouse being notified by the selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of Selling Securityholder Securities through a block trade, special offering, exchange distribution, secondary distribution or a purchase by a broker or dealer, a supplemented prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (i) the name of the selling securityholder and of the participating broker-dealer(s), (ii) the number of Shares or the principal amount of Notes involved, (iii) the price at which such Selling Securityholder Securities were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction.

   The selling securityholder has agreed to pay any brokerage fees or commissions, underwriting discounts and fees of any counsel for the selling securityholder in connection with the sale of the Selling Securityholder Securities. All expenses in connection with the registration of the Selling Securityholder Securities under this prospectus will be paid by Rouse.

   Rouse has agreed to indemnify the selling securityholder for certain liabilities under the Securities Act.

   The securities laws of a particular state might require that the Selling Securityholder Securities be sold in that state only through registered or licensed brokers or dealers. In addition, in certain states, the Selling Securityholder Securities may not be sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and is complied with.

                                    EXPERTS

   The consolidated financial statements and schedules of Rouse and its subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, and the statements of revenues and certain expenses of The Fashion Show, Westdale Mall and Towson Town Center for the year ended December 31, 1997, incorporated by reference in this registration statement have been incorporated by reference in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The reports on the statements of revenues and certain expenses of The Fashion Show, Westdale Mall and Towson Town Center contain a paragraph that states that the statements of revenues and certain operating expenses were prepared for the purpose of complying with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission and are not intended to be a complete presentation of revenues and expenses.

   The statements of revenues and certain operating expenses of the Fashion Place Property, Valley Fair Property and Park Meadows Mall Property for the year ended December 31, 1997, incorporated by reference in this registration statement have been incorporated by reference in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of the common stock and the preferred stock will be passed upon for Rouse by Bruce I. Rothschild, Esq., Vice President and General Counsel of Rouse. The validity of the debt securities will be passed upon for Rouse by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                  $200,000,000

                               THE ROUSE COMPANY

                               8% Notes Due 2009

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                          ---------------------------
                          Joint Book-Running Managers
                                 BT Alex. Brown
                              Merrill Lynch & Co.
                                  Co-Managers
                         Banc One Capital Markets, Inc.
                               J.P. Morgan & Co.
                            Deutsche Bank Securities

                                 April 28, 1999